Form C – Offering Statement

Filed Pursuant to Regulation Crowdfunding under the Securities Act of 1933
Issuer: Green Earth Capital Inc.

Offering Information

Issuer Information

- Name: Green Earth Capital Inc.
- Legal Status: Corporation
- Jurisdiction of Incorporation: Delaware
- Date of Incorporation: July 1, 2025
- Physical Address: 8 The Green, Ste R, Dover, DE 19901
- Website: www.greenearthcapital.com

Principal Executive Officer

- Name: Selwyn Anshel Maria Duijvestijn
- Title: Chief Executive Officer
- Phone: (424) 430-5587
- Email: sd@green.earth

Intermediary Information

- Portal: Invown Funding Portal LLC
- SEC File Number: 007-00329
- CIK: 0001886151
- CRD: 312976
- Compensation: 1.5% of funds raised and $1,300/month platform fee
- Interest in Issuer: None

Securities Offering

- Type of Security Offered: Common Stock
- Price Per Security: $1.00
- Target Offering Amount: $375,000
- Maximum Offering Amount: $5,000,000
- Minimum Investment Amount: $10,000
- Deadline to Reach Target Offering Amount: September 30, 2026
- Oversubscriptions to Target Offering Amount Accepted: Yes

Table of Contents

Exhibits

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors so they have a basis for making an informed decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies must provide. This Form – Form C – is the format used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

---

§227.201(a) – Basic Information About the Company

Name of Company: Green Earth Capital Inc.
State of Organization: Delaware
Date Incorporated: July 1, 2025
Entity Type: C-Corporation
Street Address: 8 The Green, Ste R, Dover, DE 19901
Website Address: www.greenearthcapital.com

Principal Executive Officer

- Name: Selwyn Anshel Maria Duijvestijn
- Title: Chief Executive Officer
- Phone: (424) 430-5587
- Email: sd@green.earth

Summary Financial Information

	Most Recent Fiscal Year	Previous Fiscal Year
Total Assets	0	0
Cash & Equivalents	1000	0
Accounts Receivable	0	0
Short-Term Debt	0	0
Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

Ownership and Capital Structure

- Authorized Shares: 10,000,000 Common Shares (par value $0.02)
- Shares Outstanding: 100
- Convertible Securities: None
- Major Shareholder: Selwyn A.M. Duijvestijn (100% pre-offering)

Post-Offering Ownership Structure
Upon closing of the Regulation Crowdfunding offering, the Company will issue Common Stock to investors and concurrently issue additional shares to the founder (Selwyn Duijvestijn) equal to 25% of the number of shares sold in the offering. This ensures post-offering ownership of:

- Founder: 20% of outstanding shares
- Investors: 80% of outstanding shares

Illustrative Cap Table

Capital Raised	Investor Shares	Founder Shares	Total Shares	Founder %	Investor %
$375,000	375,000	93,750	468,750	20.00%	80.00%
$1,000,000	1,000,000	250,000	1,250,000	20.00%	80.00%
$2,500,000	2,500,000	625,000	3,125,000	20.00%	80.00%
$5,000,000	5,000,000	1,250,000	6,250,000	20.00%	80.00%

§227.201(b) – Directors and Officers

Selwyn A.M. Duijvestijn – Chief Executive Officer

- Over 15 years' experience in sustainability, renewable energy, and carbon finance.
- CEO of DGB Group N.V./Green Earth Group, one of the largest publicly listed voluntary carbon credit developers globally.
- Has led large-scale reforestation and biodiversity projects across Africa, Latin America, and Asia.
- Principal occupation: President and CEO of Dutch Green Business/Green Earth Group for the past 5 years.

John Collins – Head of Investor Relations

- Over 30 years of experience in real estate finance, private equity, and fund operations.
- Structured and raised capital across Reg D, Reg CF, and Reg A offerings.
- Specializes in investor onboarding, communications, and compliant fundraising.
- For the past three years, he has been President and CEO of The Investment Exchange.
- With several engagements in the real estate space over the past year, he has transitioned his focus to the environmental commodities finance sector.

- Currently contracted with VanderStyn.

---

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Selwyn A.M. Duijvestijn – 100% pre-offering ownership.

Post-offering: Founder ownership will equal 20% of total outstanding shares via additional share issuance (equal to 25% of investor shares sold).

---

§227.201(d) – The Company's Business and Business Plan

Overview
Green Earth Capital Inc. is a mission-driven Delaware C-Corporation that operates at the intersection of environmental impact and financial innovation. The Company is focused on sustainable land development, ecosystem restoration, regenerative agriculture, agroforestry, and the monetization of environmental commodities, with a core emphasis on nature-based carbon credit generation.

Business Model
Our business model is designed to unlock value from underutilized, degraded, or transitional land by transforming it into income-generating natural assets. These assets not only produce tangible outputs—such as certified carbon offsets, coffee, cacao, avocados, and other agroforestry crops—but also deliver measurable climate and biodiversity benefits, aligning with both ESG mandates and financial performance expectations.

Revenue Channels

We generate revenue through multiple synergistic channels:

- **Carbon Credit Origination**: We co-develop and finance nature-based carbon credit projects registered under leading verification standards such as Verra (VCS), and Gold Standard. These projects produce high-quality carbon offsets that are sold in the voluntary carbon markets to corporations seeking to meet net-zero goals.
- **Sustainable Commodities**: Through strategic partnerships with local cooperatives and landowners, we establish regenerative agriculture initiatives that generate recurring income from export-grade crops such as shade-grown coffee, heirloom cacao, and nutrient-dense tropical fruits.
- **Land Revitalization & Yield**: Our land development strategy focuses on acquiring control and improving undervalued natural assets in emerging markets. Through reforestation, soil restoration, and biodiversity enhancement, we increase land value

while creating passive yield from agricultural production or ecosystem service payments (e.g., biodiversity credits, water retention credits).
- **Environmental Project Structuring**: We may also earn structuring fees, revenue-sharing arrangements, or equity stakes in project SPVs through early-stage financing and carbon origination partnerships.

Strategic Positioning
Green Earth Capital is uniquely positioned to:

- Providing investors—especially retail and non-accredited individuals—with direct access to the carbon economy via **Regulation Crowdfunding (Reg CF)**;
- Bridging the capital gap in early-stage project finance, where the majority of nature-based solutions lack sufficient pre-certification funding;
- Creating diversified exposure across **jurisdictions**, **ecosystems**, and **project types**, helping to mitigate risk while maximizing environmental and financial returns.

Vision
Our broader vision is to **democratize access to climate-positive investing**, allowing everyday investors to participate in the upside of one of the world's fastest-growing asset classes: environmental commodities. By offering Common Stock in Green Earth Capital Inc. through this Form C offering, we are building a community of co-owners who can participate in—and benefit from—the global transition to a more sustainable, resilient economy.

---

§227.201(e) – Number of Employees

The Company currently has no employees. Operations are carried out by the founders and contractors until sufficient capital is raised.

---

§227.201(f) – Risks of Investing

Required Statement
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

The SEC does not pass upon the merits or accuracy of this offering.

Additional Risk Factors

1. Illiquidity of securities (no public market).
2. No assurance of dividends or returns.
3. Execution and development risks in carbon credit projects.

4. Carbon credit market price volatility.
5. Regulatory and policy risks.
6. Valuation risk – $10M pre-money valuation set internally.
7. Force majeure/global events (pandemics, wars, inflation).
8. Conflicts of interest with affiliated entities (DGB Group, Green Carbon Fund).
9. Early-stage company risk (pre-revenue, high failure risk).

(See Exhibit A for expanded discussion.)

---

§227.201(g) – Target Offering Amount and Offering Deadline

- Target Offering Amount: $375,000
- Maximum Offering Amount: $5,000,000
- Minimum Investment: $10,000
- Price Per Share: $1.00
- Offering Deadline: September 30, 2026

If the Company does not raise the full targeted amount of $375,000 by the deadline, it will proceed with the funds raised and adjust the scope, timing, and number of projects accordingly. The Company will not terminate the offering solely for failing to reach this threshold.

---

§227.201(h) – Commitments That Exceed the Maximum Offering Amount

The Company will not accept commitments that exceed the $5,000,000 maximum offering amount permitted under SEC Regulation Crowdfunding.

§227.201(i) – How the Company Intends to Use the Money

Category	Allocation %	Dollar Amount (based on the minimum raise of $375,000)
Project Capital Deployment	90%	$337,500
Legal & Compliance	2.5%	$9,375
Marketing & Investor Relations	3%	$11,250
Platform & Admin Fees	2%	$7,500
Operational Expenses	2.5%	$9,375
Total	**100%**	**$375,000**

Disclosure: The dollar amounts above are based on the Company raising the $375,000 target. If more or less than the target is raised, the amounts will be increased or reduced proportionally and the scope of projects adjusted to align with the amount of funds raised.

---

§227.201(j) – The Investment Process

To Invest

1. Review this Form C and the campaign page.
2. Press the *Invest Now* button.
3. Follow the instructions.

Minimum investment: $10,000. Investments above the minimum may be made in increments of $500.

To Cancel Your Investment

- You can cancel your investment at any time prior to the targeted offered amount of $375,000 being achieved.
- Log into your Invown account and click *Cancel Investment* on your dashboard. Confirm by email.
- After the targeted offered amount is raised, funds will be released to the Company at closing and securities issued.

For more details, see educational materials on the Invown platform.

---

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

---

§227.201(l) – Price of the Securities

Common Stock offered at **$1.00 per share**.

---

§227.201(m) – Terms of the Securities

Overview

The Company is offering securities in the form of **common stock** issued by Green Earth Capital Inc., a Delaware corporation. There will be two classes of stock:

- **Class A Shares (Investor Shares):** Offered to investors through this Regulation Crowdfunding offering. Class A Shares will have **no voting rights** and are intended for passive investors.
- **Class B Shares (Founder Shares):** Retained by the founder(s). Class B Shares will carry **full voting rights** and provide control over the Company.

Your ownership will be governed by the Certificate of Incorporation and Bylaws of the Company dated July 1, 2025, and any amendments to those documents, together referred to as the "Governing Documents." A copy of the Bylaws is attached as Exhibit C.

Your Right to Distributions

If the Company is profitable, it will make distributions to its stockholders in the following order of priority:

1. **Return of Capital:** Class A investors will receive a full return of their invested principal.
2. **Preferred Hurdle:** After return of capital, Class A investors will receive an **8% per annum, non-compounded preferred return** on their investment.
3. **Founder Catch-Up:** After payment of the hurdle to Class A, the Class B (founder) shares will receive a distribution "catch-up."
4. **Profit Split:** Thereafter, any remaining distributable profits will be divided **80% to Class A investors** and **20% to Class B founder shares**.

For any year that the Company realizes taxable income, the Company will attempt to distribute at least enough to allow stockholders to pay associated federal and state tax liabilities.

Obligation to Contribute Capital

Once you purchase Class A Shares, you will have no obligation to contribute additional money to the Company and will not be personally responsible for Company debts. However, under some circumstances, you could be required by law to return some or all of a distribution you have received.

Voting Rights

- **Class A Shares (Investors):** No voting rights.
- **Class B Shares (Founder):** Full voting rights, including the right to elect directors and control Company operations.

As a Class A investor, you should consider yourself a **passive participant** without management authority.

Transfer Restrictions

Class A Shares will be illiquid and subject to transfer restrictions:

- Shares may not be sold or transferred without Company consent.
- If you wish to sell, the Company (or founder) will have the first right of refusal.
- No established market for resale exists.
- For one year following purchase, transfers are restricted except to (i) the Company, (ii) an accredited investor, (iii) certain family members or trusts, or (iv) in a registered public offering.

Investors should be prepared to hold Class A Shares indefinitely.

Modification of Terms

The rights of Class A Shares may be modified only with the consent of both the Company and a majority of the outstanding Class A Shares.

Other Classes of Securities

The Company currently has two classes of securities: **Class A (Investor Shares)** and **Class B (Founder Shares)**. Class B Shares control all voting power.

The Board of Directors may, in the future, authorize additional classes of securities with rights superior to Class A.

Control of the Company

All Class B Shares are held by **Selwyn Anshel Maria Duijvestijn**, who therefore controls the Company through full voting power.

How Management's Control Could Affect You

Because Class B Shares have full control, the founder can:

- Decide whether and when to sell Company assets, affecting your return timing.
- Decide when and how much to distribute, even if you would prefer larger payouts.
- Employ related parties and set compensation.
- Choose to reinvest earnings instead of distributing them.
- Raise additional funds and issue new securities that may dilute your interest.

Valuation of the Securities

Valuation of the Securities

The Company has set the purchase price of **$1.00 per Class A Share** based on internal analysis and the following considerations:

1. **Capital Needs and Offering Size**
   The Company is targeting a maximum raise of $5,000,000. At $1.00 per share, this allows for simple calculation of ownership percentages, proceeds raised, and future dilution. The price was selected to balance accessibility for retail investors while providing sufficient capital to launch and scale projects.
2. **Post-Offering Ownership Structure**
   The price was structured so that founder ownership, after issuance of additional Class B Shares (equal to 25% of investor shares), will remain at approximately **20% of outstanding shares**. This ensures a transparent and consistent alignment of investor and founder interests.
3. **Pre-Money Valuation Benchmark**
   At $1.00 per share and a maximum raise of $5,000,000, the implied **pre-money valuation of the Company is approximately $10,000,000**. This valuation reflects the Company's projected pipeline of nature-based carbon credit projects, strategic partnerships, and projected ability to generate future revenues from carbon credits and sustainable commodities.
4. **Early-Stage Market Norms**
   Pricing at $1.00 per share is consistent with early-stage Regulation Crowdfunding offerings. It provides a straightforward entry point for investors without requiring complex valuation models, which may not be appropriate for a pre-revenue development-stage company.
5. **Relative Comparison**
   The Company considered valuations of similar early-stage environmental finance and carbon credit ventures. A $10M pre-money valuation was determined to be reasonable relative to peers given the sector growth potential, founder experience, and the unique

positioning of Green Earth Capital Inc. to originate and monetize environmental commodities.

Disclosure:
The share price does not necessarily represent the fair market value of the securities. It was determined by management in its sole discretion. No independent valuation or appraisal was performed. Investors should not assume that they will be able to resell their securities at $1.00 per share or at any other price.

Risks Associated with Minority Ownership

Owning minority, non-voting Class A Shares carries risks, including:

- Dependence on founder management.
- Misalignment of investor and founder interests.
- Inability to influence key decisions.
- Illiquidity and restrictions on transfer.
- Potential dilution through future share issuances.
- Risk that management's timing of asset sales or reinvestments may not align with investor preferences.

---

§227.201(n) – The Funding Portal

Securities are offered through **Invown Funding Portal LLC**

- SEC File No.: 007-00329
- CRD: 312976

---

§227.201(o) – Compensation of the Funding Portal

- Success Fee: 1.5% of funds raised
- Monthly Fee: $1,300
- Portal has no ownership interest in the Company.
- No other fees to be paid other than the ones stated.

---

§227.201(p) – Indebtedness of the Company

The Company has no outstanding liabilities or debt obligations.

---

§227.201(q) – Other Offerings of Securities Within the Last Three Years

The Company has not conducted any other securities offerings within the last three years.

---

§227.201(r) – Transactions Between the Company and "Insiders"

- Founder shares will be increased upon offering close (25% of investor shares).
- No other related-party transactions exist.

---

§227.201(s) – The Company's Financial Condition

- Pre-revenue, development-stage company.
- Activities to date: corporate formation, strategic planning, project pipeline determination, Reg CF onboarding.
- No liabilities or debt.
- Operations to date funded by founder contributions.

---

§227.201(t) – The Company's Financial Statements

CPA- audited financial statements will be provided.

(See Exhibit F.)

---

§227.201(u) – Disqualification Events

Explanation for Investors
A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read

more about those rules in the Educational Materials posted on Invown.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

Background checks conducted by North Capital. None of the principals are disqualified. *(See Exhibit H.)*

---

§227.201(v) – Updates on the Progress of the Offering

Progress will be reported on the Invown platform.

---

§227.201(w) – Annual Reports for the Company

The Company will file annual reports with the SEC and post them on www.greenearthcapital.com within 120 days after fiscal year-end. If reporting obligations cease, investors will be notified.

---

§227.201(x) – Our Compliance With Reporting Obligations

This is the Company's first Reg CF raise. It has not previously been subject to reporting obligations.

---

§227.201(y) – Other Important Information

- Securities are illiquid; resale restricted for one year.
- This is a speculative investment with a high risk of loss.
- See Exhibits for disclaimers, agreements, and FAQs.

Exhibits

- **Exhibit A:** Risks of Investing (expanded)
- **Exhibit B:** Investment/ Subscription Agreement
- **Exhibit C:** Articles of Incorporation
- **Exhibit D:** Charter / Bylaws of Green Earth Capital Inc
- **Exhibit E:** Business Plan
- **Exhibit F:** Financial Statements
- **Exhibit G:** Issuer/Manager Bio
- **Exhibit H:** Background Checks
- **Exhibit I:** F.A.Q.
- **Exhibit J:** Legal Disclaimers/Disclosures

Exhibit A: Risks of Investing (expanded)

Risk Factors

Investing in Green Earth Capital Inc. involves significant risks. You should carefully consider the following risk factors, along with the other information provided in this Form C, before making an investment decision. These risks could materially and adversely affect the Company's business, financial condition, and results of operations. An investor may lose part or all of their investment.

---

1. Illiquidity of Investment

There is currently no public market for the Company's securities, and none is expected to develop in the foreseeable future. Securities purchased in this offering are subject to restrictions on resale for at least one year under Regulation Crowdfunding, unless an exemption applies. Even after the one-year period, there is no guarantee that a secondary market will exist, or that you will be able to sell your securities at any time or at a favorable price.

---

2. No Assurance of Returns or Dividends

This is a speculative investment with no assurance of profit or income. The Company has not declared or paid any dividends, and it does not anticipate paying dividends in the foreseeable future. Returns, if any, will depend entirely on the successful development and monetization of environmental assets, including carbon credits. Investors should not expect liquidity or income in the near term and must be prepared to bear the total loss of their investment.

3. Execution and Development Risk

The success of the Company depends heavily on its ability to identify, acquire, and co-develop carbon credit and land-based sustainability projects. These projects often involve multi-year development cycles and require complex monitoring, verification, and registration with international standards. Delays due to unforeseen legal, environmental, political, or logistical issues may materially affect project timelines and revenue generation.

4. Market Risk – Carbon Credit Pricing Volatility

The Company's business is directly tied to the market for voluntary and compliance-based carbon credits, which are highly susceptible to price swings due to shifts in supply, demand, investor sentiment, and evolving ESG disclosure requirements. There is no guarantee that carbon credits will maintain their current or projected valuations, and a significant drop in prices could materially impact the Company's financial performance.

5. Regulatory and Policy Risk

The environmental commodity markets are subject to evolving global, national, and local regulations. Changes in climate policy, carbon offset verification standards, or ESG disclosure rules may negatively impact the issuance, sale, or value of carbon credits. Unanticipated regulatory changes could increase compliance costs, delay projects, or render certain project methodologies obsolete.

6. Valuation Risk

The $10 million pre-money valuation of the Company has been established internally and is not the result of an independent third-party valuation. There is no assurance that this valuation accurately reflects the fair market value of the Company. As a result, investors may purchase shares at a price that does not correspond to the Company's actual worth, current revenue potential, or comparable industry benchmarks.

7. Force Majeure and Global Events

Unforeseen global events such as pandemics (e.g., COVID-19), wars, civil unrest, supply chain disruptions, inflationary shocks, or natural disasters (e.g., wildfires, droughts, floods) may have a direct impact on project timelines, field operations, logistics, and regulatory approvals. These events could lead to increased costs or extended delays, adversely affecting the Company's financial position and ability to execute on its business plan.

---

8. Conflicts of Interest

The Company shares leadership, strategic direction, and potential co-investments with affiliated entities including DGB Group N.V./Green Earth Group and Green Carbon Fund, LP/First Founders Fund. While aligned in vision and mission, such relationships may present actual or perceived conflicts of interest regarding project sourcing, capital allocation, and business decisions. The Company intends to manage these risks through arms-length practices, oversight, and full transparency, but no assurance can be made that all conflicts will be avoided.

---

9. Early-Stage Company Risk

Green Earth Capital Inc. is an early-stage venture with limited operating history. The Company has not yet generated revenue and is dependent on proceeds from this offering to commence operations. As with all startups, there is a high risk of failure. The Company may encounter unforeseen expenses, development delays, or operational hurdles that could materially affect its ability to achieve its business objectives or return capital to investors.

Exhibit B: Investment/ Subscription Agreement

Subscription Agreement

Green Earth Capital Inc.
(A Delaware Corporation)
Offering of Common Stock Pursuant to Regulation Crowdfunding

This Subscription Agreement (the "Agreement") is entered into by and between the undersigned investor (the "Subscriber") and **Green Earth Capital Inc.**, a Delaware corporation (the "Company"), in connection with the Company's offering of shares of its Common Stock (the "Shares") pursuant to **Regulation Crowdfunding** under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and the Form C filed with the U.S. Securities and Exchange Commission (the "Offering").

---

1. Subscription

Subject to the terms and conditions set forth herein and in the Offering materials, the Subscriber hereby irrevocably subscribes to purchase the number of Shares determined by dividing the total investment amount (minimum $10,000) by the purchase price of $1.00 per Share. Payment shall be made via the Invown funding portal, and held in escrow until the closing of the Targeted Offering.

---

2. Acceptance of Subscription

This subscription is subject to acceptance by the Company, which shall occur only when countersigned by an authorized officer of the Company. The Company may reject this subscription, in whole or in part, for any reason or no reason, in its sole discretion. If not accepted, funds will be returned to the Subscriber without interest.

---

3. Offering Terms

- **Issuer:** Green Earth Capital Inc.
- **Security Type:** Common Stock
- **Price Per Share:** $1.00

- **Minimum Investment:** $10,000
- **Target Offering Amount:** $375,000
- **Maximum Offering Amount:** $5,000,000
- **Intermediary:** Invown (FINRA/SEC-registered funding portal)
- **Offering Deadline:** September 31st, 2026
- **Oversubscriptions to Target Offering :** Permitted

---

4. Acknowledgements and Representations

By signing this Agreement, the Subscriber acknowledges and agrees to the following:

(a) Investment Risk

The Subscriber acknowledges and understands that the investment in the Common Stock of Green Earth Capital Inc. is highly speculative and involves a substantial degree of risk. The Company is a development-stage enterprise with no revenue to date and an unproven business model. The Subscriber affirms that they are capable of bearing the economic risk of this investment, including the complete loss of the entire investment amount, and that they do not require liquidity from this investment. The Subscriber confirms they are making this investment with a long-term outlook and have evaluated all risk factors disclosed in the Company's Form C and accompanying offering materials.

(b) Transfer Restrictions

The Subscriber understands and agrees that the securities offered under Regulation Crowdfunding are subject to **statutory resale restrictions** pursuant to **Rule 502 of Regulation Crowdfunding** under the Securities Act of 1933. Specifically, the Shares purchased may not be transferred for a period of **twelve (12) months** from the date of purchase, unless the transfer is made:

- to the Company itself;
- to an accredited investor;
- as part of an offering registered with the SEC;
- to a family member or trust in connection with death or divorce;
- or in other limited circumstances outlined in the applicable regulations.

The Subscriber further acknowledges that even after this lock-up period expires, no public market exists for the Shares, and liquidity may remain limited or unavailable indefinitely.

(c) Information Reviewed

The Subscriber certifies that they have been provided access to, and have thoroughly reviewed, the Company's **Form C**, including all exhibits, attachments, and updates filed through the SEC's EDGAR system and hosted on the Invown platform. This includes but is not limited to:

- the Company's business plan,
- risk factors,
- use of proceeds,
- financial condition and statements,
- legal disclosures,
- and capital structure terms.

The Subscriber affirms that they have been given the opportunity to ask questions and receive satisfactory answers from the Company or Invown regarding any aspect of the offering and the Company's operations and prospects.

(d) Eligibility

The Subscriber represents and warrants that they satisfy the investment limitations and eligibility requirements outlined under **Regulation Crowdfunding (17 CFR § 227.100 et seq.)**. The Subscriber has truthfully and accurately completed all required disclosures on the Invown platform concerning their **annual income**, **net worth**, and **investment experience**, and understands that:

- If annual income or net worth is **less than $124,000**, total investments in Regulation Crowdfunding offerings over a 12-month period may not exceed **the greater of $2,500 or 5%** of the greater of their annual income or net worth;
- If both annual income and net worth **equal or exceed $124,000**, the limit is **10%** of the lesser of those amounts, but not to exceed **$124,000** in total investments across all Reg CF offerings in a 12-month period.

The Subscriber agrees to provide additional verification or supporting documentation as requested by the Company, Invown, or any third-party compliance provider to confirm eligibility.

(e) No Advice

The Subscriber acknowledges that neither the Company, its affiliates, directors, officers, employees, nor the registered intermediary (Invown), nor any of their respective agents or representatives, have provided any **investment advice**, **tax guidance**, **legal counsel**, or **fiduciary services** in connection with this offering. The Subscriber confirms that:

- They have independently evaluated the merits and risks of this investment;
- They have relied solely on their own judgment and/or that of their independent advisors;
- They are not relying on the Company or Invown for personalized recommendations;
- And they understand that any projections or forward-looking statements in the offering materials are speculative and not guarantees of future performance.

The Subscriber further agrees that they are solely responsible for determining the appropriateness of this investment within the context of their overall financial situation and risk tolerance.

5. Founder Share Structure Disclosure

The Subscriber acknowledges and agrees that, as fully disclosed in the Company's Form C, capitalization table, and accompanying offering materials, the Company has adopted a dynamic equity allocation structure to maintain a fixed founder ownership percentage post-offering.

Specifically, the Subscriber understands that upon the closing of this Regulation Crowdfunding offering, the Company will issue a number of additional shares of **Class B Common Stock** to the founder, Selwyn Anshel Maria Duijvestijn, equal to twenty-five percent (25%) of the total number of **Class A Common Stock** shares sold to investors in this offering. This formula ensures that the founder will retain exactly twenty percent (20%) of the Company's fully diluted outstanding equity on a post-offering basis, regardless of the final amount raised (up to the $5,000,000 maximum).

> This pro-rata issuance to the founder:
> • Does not reduce the number of Class A Shares purchased by Reg CF investors;
> • Does not result in dilution beyond the ownership structure disclosed (i.e., 80% to investors, 20% to founder);
> • Is intended to reflect the founder's ongoing contributions, leadership, and long-term alignment with shareholder interests;
> • And has been structured to maintain transparent and equitable capitalization practices while incentivizing responsible growth and governance.

The Subscriber acknowledges that this founder equity allocation will occur automatically upon the final closing of the offering. The shares issued to Subscribers shall be designated as **Class A Common Stock**, which carry no voting rights. The shares issued to the founder shall be designated as **Class B Common Stock**, which carry full voting authority. Except with respect to voting rights, and any distinctions expressly disclosed in the Offering documentation, the Class

A and Class B Common Stock shall otherwise be identical in all rights, preferences, privileges, and restrictions.

The Subscriber further agrees that they have reviewed the illustrative post-offering capitalization table and understand how their ownership percentage fits into the overall equity structure of the Company.

---

6. No Registration Rights

The Subscriber acknowledges and agrees that the Shares being purchased pursuant to this Subscription Agreement have **not been registered** under the **Securities Act of 1933**, as amended (the "Securities Act"), or under the securities laws of any state or other jurisdiction. The Shares are being offered solely pursuant to an exemption from registration under **Section 4(a)(6)** of the Securities Act and **Regulation Crowdfunding** promulgated thereunder.

As such, the Shares constitute **"restricted securities"** under applicable federal securities laws and may not be sold, transferred, assigned, pledged, or otherwise disposed of by the Subscriber except in compliance with applicable securities laws, and only pursuant to:

- An effective registration statement under the Securities Act and relevant state laws; or
- An available exemption from such registration, which may include limited exceptions (e.g., transfers to family members, trusts, or in connection with the death or divorce of the Subscriber, or to an accredited investor), and only if the Company receives satisfactory documentation of such exemption, in its sole discretion.

The Company has **no obligation now or in the future** to:

- Register the Shares under the Securities Act or any other securities law;
- File a registration statement with the Securities and Exchange Commission (SEC);
- Qualify or list the Shares on any national or over-the-counter securities exchange;
- Facilitate or support the development of a secondary market for these Shares;
- Assist the Subscriber in effecting any resale, transfer, or liquidity event.

Accordingly, the Subscriber should be prepared to **hold the Shares indefinitely** and should not invest in reliance on any expectation of future registration, liquidity, resale rights, or public market access.

The Subscriber further acknowledges that, in addition to the statutory one-year transfer restriction under Regulation Crowdfunding, the Company's status as a development-stage, privately held corporation may present additional barriers to resale, including the absence of a market, limited information disclosures, and administrative burdens associated with private transfers.

---

7. Governing Law

This Subscription Agreement, and any and all claims, controversies, disputes, or causes of action (whether in contract, tort, statute, or otherwise) arising out of, relating to, or resulting from this Agreement or the transactions contemplated herein—including but not limited to the purchase of Shares in Green Earth Capital Inc.—shall be **governed by, and construed in accordance with, the laws of the State of Delaware**, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

The parties expressly agree that the application of Delaware law provides certainty, predictability, and consistency in matters of corporate governance and shareholder rights, as Delaware is the state of incorporation of the Company.

The Subscriber acknowledges that:

- Delaware courts are widely regarded for their experience in corporate law matters;
- All questions concerning the construction, validity, enforcement, and interpretation of this Agreement shall be governed exclusively by Delaware law; and
- The use of Delaware law does not confer jurisdiction in any particular Delaware court, nor does it restrict the ability of the Company to seek venue in another court of competent jurisdiction for enforcement of this Agreement.

In the event of a dispute, the Subscriber agrees to submit to the **exclusive jurisdiction** of the courts located within the State of Delaware, including the **Court of Chancery of the State of Delaware**, and waives any objection to venue or jurisdiction in such courts on the grounds of forum non conveniens or otherwise.

---

8. Binding Effect

This Agreement shall be **binding upon** and shall **inure to the benefit of** the parties hereto and their respective **heirs, executors, administrators, legal representatives, successors, and permitted assigns**, and shall remain enforceable in accordance with its terms notwithstanding any change in ownership, control, or structure of either party.

The Subscriber acknowledges and agrees that:

- The obligations and commitments made under this Agreement are personal and enforceable against the Subscriber and will survive the closing of the Offering;
- In the event of the Subscriber's death, legal incapacity, or dissolution (in the case of an entity), all rights and obligations under this Agreement shall pass to the Subscriber's estate, successors, or legally appointed representatives, subject to applicable securities laws and any transfer restrictions described herein;
- The Company may assign this Agreement, in whole or in part, in connection with any merger, consolidation, sale of substantially all assets, corporate reorganization, or other similar transaction, provided that such assignment does not materially alter the rights of the Subscriber;
- Any attempted assignment or delegation of this Agreement by the Subscriber without the prior written consent of the Company shall be null and void and of no force or effect.

Nothing in this Agreement, whether express or implied, shall confer upon any person or entity other than the parties hereto (and their respective permitted successors and assigns) any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement, except as expressly provided herein.

.

9. Entire Agreement

This Subscription Agreement, together with all related exhibits, schedules, acknowledgments, and disclosures—**including, but not limited to, the Company's Form C, business plan, risk disclosures, and other offering documents made available through the Invown platform**—collectively constitute the **entire agreement** between the Subscriber and **Green Earth Capital Inc.** with respect to the subject matter hereof.

This Agreement supersedes all prior and contemporaneous agreements, representations, warranties, communications, negotiations, and understandings—whether oral, written, express, or implied—relating to the offering, subscription, or sale of the securities described herein.

The parties acknowledge and agree that:

- No representations or warranties have been made by any party, intermediary, officer, director, agent, or affiliate of the Company **other than those specifically set forth in this Agreement and the official offering materials**;
- The Subscriber has not relied on any oral or written statements or representations that are not expressly contained in this Agreement or the accompanying Form C documents filed with the U.S. Securities and Exchange Commission and disclosed through Invown;
- Any modifications, amendments, or waivers of this Agreement must be made **in writing and signed by both parties**, and no course of dealing or performance shall be deemed to modify the terms hereof;

- In the event of any inconsistency or conflict between the terms of this Agreement and the Company's Form C, the Form C shall control to the extent required by applicable securities laws or SEC regulations.

This clause is intended to confirm that **this document reflects the full and final understanding** between the parties and that no side agreements, side letters, or informal commitments shall be binding unless expressly incorporated herein.

---

10. Electronic Signatures and Consent

The Subscriber hereby **consents and agrees** to the use of **electronic means** for the delivery, execution, and storage of all offering-related documents, notices, disclosures, agreements, and communications relating to this Subscription Agreement and the purchase of securities in **Green Earth Capital Inc.** (the "Company").

The Subscriber further acknowledges and agrees that:

1. **Electronic Signature Validity**
   Any signature, agreement, or acknowledgment executed or adopted electronically—including through a secure online platform such as **Invown**—shall be deemed to be as **legally binding and enforceable** as a manually executed "wet ink" signature, in accordance with applicable laws, including the **Electronic Signatures in Global and National Commerce Act (ESIGN)** and the **Uniform Electronic Transactions Act (UETA)**.
2. **Consent to Electronic Delivery**
   The Subscriber authorizes the Company, the funding portal (Invown), and their respective agents, attorneys, or service providers to deliver all communications, notices, and disclosures required by applicable federal and state securities laws—including but not limited to the **Form C**, offering circular, investor notices, confirmations, updates, and tax documents—**via electronic means**, including through email, platform dashboard, secure portals, or downloadable PDFs.
3. **Access to Electronic Records**
   The Subscriber affirms that they have access to a computer or device with internet connectivity, a valid email address, and the capability to download and retain electronic documents. The Subscriber understands that physical delivery of these materials is not required unless explicitly requested in writing and acknowledged by the Company.
4. **Withdrawal of Consent**
   The Subscriber may withdraw this consent to electronic delivery and signature at any time by providing **written notice** to the Company. However, such withdrawal may delay or restrict the Subscriber's ability to participate in the Offering and complete the purchase of securities.
5. **Recordkeeping and Security**
   Electronic signatures and consents provided under this Agreement will be retained by the Company or its authorized agents in compliance with applicable law. The Subscriber

agrees not to contest the authenticity or enforceability of any documents on the grounds that they were delivered or executed electronically.

By proceeding with this Subscription, the Subscriber confirms that they have read, understood, and accepted the terms of this **Electronic Signatures and Consent** clause, and that such consent applies to this Subscription Agreement and all related offering documents.

.

Signature Page

Investor Information

Item	Detail
Full Name:	_____
Address:	_____
Email:	_____
Phone Number:	_____
Investment Amount:	$_____
Number of Shares:	_____

I hereby agree to the terms of this Subscription Agreement and acknowledge that I am making a speculative investment in an early-stage company.

Investor Signature: _____
Date: _____

Company Acceptance

This subscription is accepted by **Green Earth Capital Inc.** on this date:

By: _____
Name: Selwyn Anshel Maria Duijvestijn
Title: Chief Executive Officer
Date: _____

Exhibit C: Articles of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 07/01/2025
FILED 11:02 AM 07/01/2025
SR 20253240101 - File Number 10246390

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is:
Green Earth Capital Inc.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste R, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is Resident Agents Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 12,600 shares (number of authorized shares) with a par value of 0.02 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

Resident Agents Inc. – 8 The Green, Ste R,
Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 1st day of July, A.D. 2025.

BY: Robin Jones

Resident Agents Inc. Incorporator
Robin Jones, Assistant Secretary

Exhibit D: Charter / Bylaws of Green Earth Capital Inc.



Corporate Bylaws

INCORPORATOR INITIAL RESOLUTIONS

I, __Arjun Mahadevan__, of __Distributed Inc DBA doola__ being the Incorporator of __Green Earth Capital Inc.__, a corporation formed under the laws of the State of __Delaware__, hereby resolve to relinquish signing authority to the appointed Officer(s) and Director(s) named below and adopt the following resolutions:

I. **Resolved,** the named Officer(s) and Director(s) of the corporation are hereby appointed and directed to serve until the first annual meeting of shareholders, whereby the named Officer(s) and Director(s) are re-elected or their successors are elected, qualified, and appointed:

President:	Selwyn Anshel Maria Duijvestijn
Treasurer:	Selwyn Anshel Maria Duijvestijn
Secretary:	Selwyn Anshel Maria Duijvestijn
Director:	Selwyn Anshel Maria Duijvestijn

II. **Resolved,** that __Green Earth Capital Inc.__ was incorporated on __07-01-2025__ in the State of __Delaware__ with assigned filing number __10246390__.

III. **Resolved,** that the copy of the Articles of Incorporation of the above named corporation is complete, and shall be inserted into the official corporate record book.

IV. **Resolved,** that the bylaws be adopted and included as official records of the corporation, and shall be inserted into the official corporate record book.

V. **Resolved,** that if the stockholders fail to hold their initial or annual meetings, then the above named Director(s) will remain in their position until such time that shareholders hold their meeting, and the new Director(s) is(are) elected, qualified, and appointed.

Arjun Mahadevan

Incorporator

07-01-2025

Date

Initial Corporate Resolutions

CORPORATE BYLAWS

of

Green Earth Capital Inc.

_____

ARTICLE I
Company Formation

1.01. **FORMATION.** This Corporation is formed pursuant to the the laws of the State of _____.

1.02. **CORPORATE CHARTER COMPLIANCE.** The Board of Directors (the "Board") acknowledges and agrees that they caused Articles of Incorporation to be filed with the relevant state authority and all filing fees have been paid and satisfied.

1.03. **REGISTERED OFFICE & REGISTERED AGENT.** The registered office of the corporation shall be as stated in the Articles of Incorporation, unless amended. The address of the registered office may be changed from time to time. The Corporation must maintain a statement of acceptance from the Corporation's current registered agent.

1.04. **OTHER OFFICES.** The Corporation may have other offices as selected by the Board.

1.05. **CORPORATE SEAL.** The Board may adopt a corporate seal with the form and inscription of their choosing. The adoption and use of a corporate seal is not required.

1.06. **PURPOSE.** This Corporation is formed to engage in any lawful business purpose.

1.07. **ADOPTION OF BYLAWS.** These corporate bylaws are adopted on behalf of the Corporation.

ARTICLE 2
Board of Directors

2.01. **INITIAL MEETING OF THE BOARD.** The Board has conducted and completed the initial meeting necessary to begin the business operations of the Corporation, including the adoption of these Bylaws.

2.02. **POWERS AND NUMBERS.** The management of all the Corporation's affairs, property, and interests shall be managed by or under the direction of the Board. The Board of the Corporation shall be comprised of the number of directors listed in the Articles of Incorporation, unless expressly altered by these Bylaws. The Board consists of members who are elected for a term of one (1) year, and hold office until their successors are duly elected and qualified at the following annual shareholder meeting. Directors need not be shareholders or residents of the state in which the Corporation was formed.

2.03. **DIRECTOR LIABILITY.** Each director is required, individually and collectively, to act in good faith, with reasonable and prudent care, and in the best interest of the Corporation. If a director acts in such a manner, then they shall be immune from liability arising from official acts on behalf of the Corporation.

Directors who fail to comply with this section of these Bylaws shall be personally liable to the Corporation for any improper distributions and as may otherwise be described in these Bylaws.

2.04. **CLASSES OF DIRECTORS.** *Until such time as these Bylaws are accordingly amended, the Corporation does not have classes of directors, and does not elect to have staggered terms.*

2.05. **CHANGE OF NUMBER.** The number of directors may be increased or decreased at any time by amendment of these Bylaws, pursuant to the process outlined in Article 10 of these Bylaws. A decrease in number does not have the effect of shortening the term of any incumbent director. In the event the established number of directors is decreased, the directors shall hold their positions until the next shareholder meeting occurs and new directors are elected and qualified.

2.06. **ELECTION & REMOVAL OF DIRECTORS.** Directors are to be voted on and elected at each annual shareholder meeting, unless a special meeting is expressly called to remove a director and/or fill a vacancy. Any member(s) of the Board, including the entire Board, may be removed by an affirmative vote by the holders of a majority of shares entitled to vote at any meeting of shareholders called expressly for that purpose. In the event that a director is elected, but is not yet qualified to hold office, then the previous director shall holdover until such time that the newly elected director is so qualified.

2.07. **VACANCIES.** All vacancies in the Board may be filled by the affirmative vote of a majority of the remaining directors, *provided* that any such director who fills a vacancy is qualified to be a director and shall only hold the office until a new director is elected by the shareholders at the next meeting of the shareholders. Any vacancy to be filled due to an increase in the number of directors may be filled by the Board for a term lasting until the next annual election of directors by the shareholders at the annual meeting or a special meeting called for the purpose of electing directors. Any director elected by the shareholders to fill a vacancy which results from the removal of a director shall serve the remainder of the annual term of the removed director and until a successor is elected by the shareholders and qualified.

Any director who fills a vacancy on the Board shall not be considered unqualified or disqualified solely by virtue of being an interim director.

2.08.   **REGULAR MEETINGS.** The meetings of the Board or any committee may be held at the Corporation's principal office or at any other place designated by the Board or its committee, including by means of remote communication. The annual meeting of the Board will be held without notice immediately after the adjournment of the annual meeting of shareholders.

2.09.   **SPECIAL MEETINGS.** Special meetings of the Board may be held at any place and at any time and may be called by the Chairman of the Board, the President, Vice President, Secretary, or Treasurer, or at least two directors. Any special meeting of the Board must be preceded by at least forty-eight hours' notice of the date, time, place, and purpose of the meeting, unless these Bylaws require otherwise.

2.10.   **ACTION BY DIRECTORS WITHOUT A MEETING.** Any action which may be taken at a meeting of the Board, or its committee, may be taken without a meeting, *provided* all directors or committee members unanimously agree, and such unanimous consent is filed with the minutes of the proceeding and sets forth the action taken taken by the Board.

2.11.   **NOTICE OF MEETINGS.** The regular meetings of the Board shall be held without notice of the date, time, place, or purpose of the meeting, provided the meeting of the Board follows the adjournment of the annual shareholder meeting. Notice may be given personally, by facsimile, by mail, or in any other lawful manner, so long as the method for notice comports with Article 8 of these Bylaws. Oral notification is sufficient only if a written record of the notice is included in the Corporation's minute book. Notice is effective at the earliest of:

a.   Receipt;

b.   Delivery to the proper address or telephone number of the director(s) as shown in the Corporation's records; or

c.   Five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid.

2.12.   **QUORUM.** A simple majority of the Board constitutes a quorum, and a quorum is necessary at all meetings to constitute a quorum to transact business.

2.13.   **DIRECTORS, MANNER OF ACTING.** The act of the majority of the Board present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board unless the Articles of Incorporation require a greater percentage.

2.14.   **WAIVER OF NOTICE.** A director waives the notice requirement if that director attends or participates in the meeting, unless a director attends for the express purpose of promptly objecting to the transaction of any business because the meeting was not lawfully called or convened. A director may waive notice by a signed writing, delivered to the Corporation for inclusion in the minutes before or after the meeting.

2.15.   **REGISTERING DISSENT.** A director who is present at a meeting at which an action on a corporate matter is taken is presumed to have assented to such action, unless the director expressly dissents to the action. A valid dissent must be entered in the meeting's minutes, filed with the meeting's acting Secretary before its adjournment, or forwarded by registered mail to the Corporation's Secretary within twenty-four (24) hours after the meeting's adjournment. These options for dissent do not apply to a director who voted in favor of the action or failed to express such dissent at the meeting.

2.16. **EXECUTIVE AND OTHER COMMITTEES.** The Board may create committees to delegate certain powers to act on behalf of the Board, *provided* the Board passes a resolution indicating such creation or delegation. The Board may delegate to a committee the power to appoint directors to fill vacancies on the Board. All committees must record regular minutes of their meetings and keep the minute book at the corporation's office. The creation or appointment of a committee does not relieve the Board or its members from their standard of care described in Section 2.03 of these Bylaws.

Notwithstanding the power to create committees, no committee may be empowered to issue shares, recommend shareholder actions, nor amend these Bylaws.

2.17. **REMUNERATION.** The Board may adopt a resolution which results in directors being paid a reasonable compensation for their services rendered as directors of the Corporation. Directors may also be paid a fixed sum and expenses, if any, for attendance at each regular or special meeting of such Board. Nothing contained in these Bylaws precludes a director from receiving compensation for serving the Corporation in any other capacity, including any services rendered as an officer or employee. If the Board accordingly passes a resolution, then committee members may be allowed like compensation for attending committee meetings.

A resolution of the Board that grants compensation to a director may be challenged by a shareholder, provided the shareholder requests a special shareholder meeting specifically addressing the resolution related to director compensation. Any Board resolution that relates to director compensation can be overturned by a majority vote of shareholders.

2.18. **LOANS.** The Corporation may not make loans to the directors, unless first approved by the holders of two-thirds of the voting shares. The Corporation may not make loans secured by its own shares.

2.19. **ADVANCE EXPENSE.** The Corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding which arises from the business operations of the Corporation.

2.20. **INDEMNIFICATION.** Provided the director complies with the standard of care described in Section 2.03 of these Bylaws, the Corporation shall indemnify any director made a party to a proceeding, brought or threatened, as a consequence of the director acting in their official capacity.

2.21. **ACTION OF DIRECTORS BY COMMUNICATIONS EQUIPMENT.** Any action which may be taken at a meeting of the Board, or a committee, may be taken by means of a telephone or video conference or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. A director participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE 3
Shares

3.01.   **AUTHORITY TO ISSUE.**   The Corporation is authorized to issue any class of shares or securities convertible into shares of any class. Before any shares of the Corporation may be issued, the Board must pass a resolution which authorizes the issuance, sets the minimum consideration for the shares or security (or a formula to determine the minimum consideration), and fairly describes any non-monetary consideration. The authorized number of shares shall be as listed in the Corporation's Articles of Incorporation.

3.02.   **RESTRICTIONS.**   Shares may only be issued in accordance with the Corporation's Articles of Incorporation, and through the process described in these Bylaws. Any issuance of shares in excess of the amount described in the Articles of the Corporation must be authorized by the Board and approved by the affirmative vote by a majority of shareholders. Any restriction on the transferability of shares shall be fully furnished to the shareholder, upon shareholder request, and without any charge to the shareholder.

No shareholder has a preemptive right to subscribe to any subsequent or additional issuance of shares.

3.03.   **SHARE CERTIFICATES.**   The Corporation need not provide shareholders any share certificates that certify the shares of the Corporation's shares held by the shareholder. Consequently, the Board may authorize the issuance of some or all shares of any class or series of shares without certificates, provided that the Board shall provide to a shareholder, upon that shareholder's request, a written statement that contains the information required to be on share certificates.

If share certificates are issued, then each share certificate must contain on its face:

a.   The name and state of formation of the Corporation;

b.   The name of the shareholder (or person to whom the shares are issued);

c.   The class of shares and the number of shares it represents;

d.   The signature of the president, vice president, chief executive officer, chief operating officer, chief financial officer, chairman of the Board, _or_ vice-chairman of the Board; and

e.   The counter signature of the Secretary, assistant secretary, treasurer, assistant treasurer, or any other officer.

For the sake of clarity, in the event that an individual serves multiple roles within the Corporation, that person _cannot_ countersign any document which that person has already signed in their official or individual capacity. If an officer who has signed or whose facsimile signature appears on any share certificate ceases to be an officer before the certificate is issued to the shareholder, it may be issued by the Corporation and is valid as if the person were an officer on the date of issuance. The certificate may be sealed with the Corporation's seal.

3.04. **MUTILATED, LOST, OR DESTROYED CERTIFICATES.** In the instance of any mutilation, loss, or destruction of any share certificate, another may be issued in its place on proof of such mutilation, loss or destruction. The Board may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Corporation. The Board may establish other procedures as they deem necessary.

3.05. **FRACTIONAL SHARES OR SCRIP.** The Corporation may:

a.   Issue fractions of a share which entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the Corporation's assets in the event of liquidation;

b.   Arrange for the disposition of fractional interests by those entitled thereto;

c.   Pay the fair market value, in cash, of fractions of a share as of the time when those entitled to receive such shares are determined; or

d.   Issue scrip in a form which entitles the holder to receive a certificate for the full share upon surrender of such scrip aggregating a full share.

3.06. **TRANSFER.** So long as there is no transferability restriction on the shares, as described in Section 3.02 of these Bylaws, the shares of the Corporation are freely transferable. Transfers of shares must be made upon the corporation's share transfer books. Share transfer books shall be kept in the manner described in Article 7 of these Bylaws.

Before a new certificate is issued, the old certificate must be surrendered for cancellation. The Board may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.07. **REGISTERED OWNER.** The Corporation shall recognize an individual as the registered owner of given shares, *provided* that individual is determined as the shareholder of record by the record date as set out in Sections 4.08 and 4.09 of these Bylaws. Shareholders may agree to confer the right to vote or represent their shares to third parties, including trustees, proxies, or fiduciaries. The Board may resolve to adopt a procedure by which a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the shareholder's name are held for the account of a specified person or persons. The resolution must set forth:

a.   The classification of shareholders who may certify;

b.   The purpose or purposes for which the certification may be made;

c.   The form of certification and information to be contained therein;

d.   If the certification is with respect to a record date or closing of the share transfer books, the date within which the certification must be received by the Corporation; and

e.   Other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt of a certification complying with this procedure, the Corporation must treat the persons specified in the certification as the holders of record for the number of shares specified in place of the shareholder making the certification.

3.08.   **CLASSES OR SERIES OF SHARES.**   Until such time that these Bylaws are amended accordingly, the shares of the Corporation are not classified, and are not in series. In the event the Board decides to classify or reclassify the shares or alter any shareholder rights or restrictions, then the Board shall cause an Amendment to its Articles of Incorporation to be filed with the relevant state authority. The Amendment to the Articles of Incorporation shall describe the rights and restrictions which are being modified or altered, along with a statement (if any) that the shares have been classified or reclassified. The Amendment to the Articles of Incorporation must be acknowledged and signed by either a director or an executive officer on behalf of the Board.

3.09.   **SHARES OWNED BY THE CORPORATION.**   Shares owned by the Corporation in another corporation may be voted by the officer, agent, or proxy chosen by the Board or, in the absence of such determination, by the President of the Corporation. The power to vote such shares is vested in the Board, however, the President is authorized to vote on the Corporation's behalf, only in the absence of a Board decision on how to vote. If the Board does render a decision related to the vote of shares, then the President is bound by the Board's decision.

The Corporation may vote or represent shares that it holds in itself, *provided* the Corporation holds such shares in a fiduciary capacity. If the Corporation holds shares in itself in such a fiduciary capacity, then such shares shall be counted in determining the total number of outstanding shares at a given time. If the Corporation holds shares in itself in a non-fiduciary capacity, then such shares shall be construed as authorized but unissued shares, and may not be represented or voted at a meeting of the shareholders.

ARTICLE 4
Shareholders

4.01.   **SHAREHOLDER MEETING PLACE.**   All shareholder meetings must be held at the Corporation's principal office or other place predetermined by the Board. Shareholders may participate in the meeting by means telephonic or video conference, *provided* the participants can hear each other in real time.

4.02.   **ANNUAL MEETING TIME.**   The annual shareholder meeting for the election of directors and the transaction of such other business properly before the meeting, must be held each year on _____, at the hour of _____. If that date is a legal holiday, then the meeting must be held on the day following, at the same hour.

4.03.   **ANNUAL MEETING – ORDER OF BUSINESS.**   The order of business at the annual shareholder meeting is as follows:

   a.   Calling the meeting to order;

b.   Proof of notice of meeting (or filing of waiver);

c.   Reading of minutes of last annual meeting;

d.   Officer reports;

e.   Committee reports;

f.   Election of directors;

g.   Disclosures to Shareholders;

h.   Miscellaneous business.

4.04   **SPECIAL MEETINGS.** Special shareholder meetings, for any purpose, may be called at any time by the President, the Board, or the Secretary. The Secretary may only call a special shareholder meeting if the Secretary has received a written request from the holders of at least one-tenth of all shares entitled to vote at the meeting.

4.05.   **NOTICE.** The Secretary shall cause notice to be given to each shareholder of record at least ten (10) days, but no more than sixty (60) days, before the shareholders' meeting. Notice shall be by writing, electronic transmission, or by personal delivery, and shall state the time, place, and purpose of the meeting (including instructions for how to remotely or electronically attend and participate). Notice is considered given to a shareholder when it is personally provided to the shareholder, left at the shareholder's residence or usual place of business, mailed to the shareholder's address of record, or by electronic transmission to the shareholder's address or number of record on file with the Corporation. A single notice may be delivered to multiple shareholders sharing the same address, unless the Corporation receives a request from a shareholder that more than a single notice be delivered.

Notice by electronic transmission shall be considered ineffective if the Corporation is unable to deliver two consecutive notices and the individual responsible for sending notices to shareholders is made aware of the delivery failures. A shareholder meeting, and any actions taken by shareholders, shall not be invalidated due to an inadvertent failure to deliver notice.

4.06.   **WAIVER OF NOTICE.** A shareholder who is entitled to notice may waive the notice requirement if they provide a signed written waiver of the required notice, before or after the stated meeting time, or the shareholder is present at the meeting in person or by proxy.

4.07.   **ADJOURNED MEETING.** If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the new date, time, and place is announced at the meeting before adjournment. But if the adjournment is for more than thirty (30) days or if a new record date for the adjourned meeting is, or must be fixed, then notice must be given pursuant to the requirements of Section 4.05, to those persons who are shareholders as of the new record date.

4.08.   **SHAREHOLDER LIST.** At least ten (10) days before each shareholder meeting, a complete record of the shareholders entitled to vote at the meeting must be made and maintained in the books and records of the Corporation. This list must be arranged by voting group (if any), in alphabetical order, and include number of shares held by and the address of each shareholder and in a legible and reproducible format. This record must be kept on file at the Corporation's principal office for a period of ten (10) days prior to the meeting. The records must also be kept open for inspection at shareholder meetings.

4.09. **CLOSING OF TRANSFER BOOKS & FIXING RECORD DATE.** In order to determine which shareholders are entitled to notice of or to vote at any shareholder meeting, or any adjournment thereof, or entitled to receive payment of any dividend, the Board may require that the share transfer books must be closed for not more than twenty (20) days prior to the meeting.

Instead of closing the share transfer books, the Board may fix in advance a record date for determination of such shareholders. The record date must not be more than seventy (70) days or less than ten (10) days prior to the date of the meeting, adjournment, or payment.

4.10. **SHAREHOLDER LIABILITY.** Shareholders shall not be personally liable for the debts and acts of the Corporation solely due to the fact that the shareholders own shares of the Corporation. Nevertheless, shareholders *are* personally liable to the Corporation or its creditors for any delinquencies in payments of the agreed upon price or consideration for the shares. In the event that a subscription price or consideration for shares has not been fully paid, the following people are not personally liable for the unpaid balance:

a. A transferee or assignee who acquires the shares or subscription in good faith and without knowledge or notice of the nonpayment;

b. A person who holds the shares as a fiduciary, although the estate in the hands of the fiduciary is liable for the nonpayment; and

c. A pledgee or other person who holds shares as security.

4.11. **VOTING RIGHTS.** Each outstanding share is entitled to one (1) vote on each matter submitted to a vote at a shareholder meeting, *provided* the shares are held in compliance with any payment plan, subscription, share purchase agreement, or fiduciary capacity.

Agreements between or among the shareholders of the Corporation which may limit, restrict, or otherwise affect the normal governance or operations of the Corporation, directors, officers, or shareholders are permitted. For the sake of clarity and to avoid future confusion, "normal governance or operations" shall include the rights to call meetings, vote on matters, and take action on behalf of the Corporation.

4.12. **VOTING FOR DIRECTORS.** Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

4.13. **PROXIES.** A shareholder may vote either in person or by proxy, signed in writing by the shareholder or the shareholder's duly authorized attorney-in-fact. No proxy is valid after eleven (11) months from the date signed, unless the proxy states otherwise. A proxy is revocable by a shareholder at any time, unless the proxy states that it is irrevocable and is coupled with an interest.

4.14. **QUORUM.** When a majority of all outstanding shares which may vote on a given matter is present, in person or by proxy, a quorum exists for the purposes of the matter subjected to a vote. If a quorum is present at a shareholder meeting, then a majority vote of all shares comprising the quorum at the meeting is sufficient to approve or deny any matter properly brought before the meeting.

4.15. **ACTION BY SHAREHOLDERS WITHOUT A MEETING.** Any action which may be taken at any annual or special shareholder meeting may be taken without a meeting and without prior notice if one or more shareholders entitled to vote on the matter consent to the action in writing, setting forth the action so taken and at least the minimum number of votes necessary to take such action. Such consent must also be signed by all the shareholders which support such action and consent. In the event any consent to action without a shareholder meeting is submitted to the Corporation is deficient under this Section of these Bylaws, the Corporation may notify shareholders of the pending action.

4.16. **CORPORATION'S ACCEPTANCE OF VOTES.** The Corporation shall accept votes by the shareholders in the following manner:

a. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation if acting in good faith is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholders.

b. If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if:

    i. the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

    ii. the name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

    iii. the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

    iv. the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment;

v.   two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

c.   The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

d.   The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this section are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

e.   Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

ARTICLE 5
Officers

5.01.   **DESIGNATIONS.** The Corporation shall have a President, a Secretary, and a Treasurer, who will be elected by the directors at their first meeting after the annual shareholder meeting. The Corporation may also have one or more Vice-Presidents (one shall serve as Executive Vice-President) and Assistant Secretaries and Assistant Treasurers as the Board may designate. Per these Bylaws, an elected officer will hold office for one year or until a successor is elected and qualified. The same person may hold any two or more offices concurrently, except the offices of President, Vice-President, and Secretary shall be held by separate individuals.

5.02.   **APPOINTMENT AND TERM OF OFFICE.** The officers of the Corporation shall be appointed by the Board for a term as determined by the Board. The designation of a specified term grants to the officer no contractual rights, and the Board can remove the officer at any time prior to the termination of such term. If no term is specified, they shall hold office until they resign, die, or until they are removed in the manner provided in Section 5.03.

5.03.   **REMOVAL OF OFFICERS.** Any officer or agent may be removed by the Board at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

5.04.   **THE PRESIDENT.** The President shall preside over all meetings of shareholders and directors, shall have general supervision of the Corporation's affairs, and perform all other duties as are incident to the office or are properly required by a resolution passed by the Board.

5.05.   **VICE PRESIDENT.** During the absence or disability of the President, the Executive Vice-President (if any) may exercise all functions of the President. Each Vice-President shall have such powers and fulfill such duties as may be assigned by a resolution of the Board. If there is no Vice President, then the Treasurer shall perform such duties of the President.

5.06.   **SECRETARY AND ASSISTANT SECRETARIES.** The Secretary must:

a.   Issue notices for all meetings and actions of the Board or shareholders;

b.   Accept all requests for special meetings of the Board or shareholders;

c.   Accept all notices of proxy appointments and revocations;

d.   Keep the minutes of all meetings;

e.   Accept delivery of any dissent announced at any meeting of the Board or shareholders;

f.   Acknowledge and execute any share certificates;

g.   Have charge of the corporate seal and books; and

h.   Make reports and perform duties as are incident to the office, or are properly required of him or her by the Board of Directors.

The Assistant Secretary, or Assistant Secretaries (in the order designated by the Board), will perform all of the duties of the Secretary during the absence or disability of the Secretary, and at other times may perform such duties as are directed by the President or the Board.

5.07.   **THE TREASURER.** The Treasurer shall:

a.   Have custody of the Corporation's monies and securities and maintain regular books of account;

b.   Disburse the Corporation's funds in payment of the just demands against the Corporation or as may be ordered by the Board, taking proper vouchers for such disbursements; and

c.   Provide the Board with an account of all his or her transactions as Treasurer and of the financial conditions of the office properly required of him or her by the Board.

The Assistant Treasurer, or Assistant Treasurers (in the order designated by the Board), must perform all of the duties of the Treasurer in the absence or disability of the Treasurer, and at other times may perform such other duties as are directed by the President or the Board.

5.08.   **DELEGATION.** In the absence or inability to act of any officer and of any person authorized to act in their place, the Board may delegate the officer's powers or duties to any other officer, director, or other person, subject to Section 5.01 of these Bylaws. Vacancies in any office arising from any cause may be filled by the Board, subject to Section 5.01 of these Bylaws, at any regular or special board meeting.

5.09.   **OTHER OFFICERS.** The Board may appoint other officers and agents as it deems necessary or expedient. The term, powers, and duties of such officers will be determined by the Board and described in the resolution authorizing the appointment.

5.10. **LOANS.** No loans may be made by the Corporation to any officer, unless first approved by a two-thirds majority vote of all the outstanding the voting shares entitled to vote on the matter.

5.11. **BONDS.** The Board may resolve to require any officer to give bonds to the Corporation, with sufficient surety or sureties, conditioned upon the faithful performance of the duties of their offices and compliance with other conditions as required by the Board.

5.12. **SALARIES.** Officers' salaries will be fixed from time to time by the Board. Officers are not prevented from receiving a salary by reason of the fact that he or she is also a director of the Corporation.

5.13. **INDEMNIFICATION.** Officers shall be indemnified by the Corporation, so long as the officer acted in a manner substantially similar to and consistent with the standard of care for directors, as described in Section 2.03 of these Bylaws. Any officer indemnification shall be limited to proceedings that are directly related to or have arisen out of the officer's acts on behalf of the Corporation.

ARTICLE 6
Capital & Finance

6.01. **DIVIDENDS.** Dividends may be declared by the Board and paid by the Corporation out of the net earnings of the corporation unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the state of formation. The share transfer books may be closed by the Board pursuant to Sections 3.07 and 4.08 of these Bylaws. The Board, without closing the Corporation's books, may declare dividends payable only to holders of record at the close of business on any business day not more than ninety (90) days prior to the date on which the dividend is paid.

6.02. **RESERVES.** The Board may, in its absolute discretion, set aside out of the Corporation's earned net surplus, such sum or sums as it deems expedient for dividend, maintaining any corporate property, or any other purpose, before making any distribution of earned surplus.

6.03. **DEPOSITORIES.** The Corporation's monies must be deposited in the Corporation's name in a bank or trust company or trust companies designated by resolution of the Board. Corporate monies may be drawn out only by check or other order for payment signed by such persons and in such manner as may be determined by resolution of the Board.

ARTICLE 7
Books and Records

7.01. **MEETING MINUTES.** As required by these Bylaws, the Corporation must keep a complete and accurate accounting and minutes of the proceedings of its shareholders and Board.

7.02. **SHAREHOLDER LIST.** The Corporation must keep a list of its shareholders, including the names and addresses of all shareholders and the number and class of the shares held by each at its registered office or principal place of business, or at the office of its transfer agent or registrar.

7.03. **ACCOUNTING RECORDS.** The Corporation shall maintain appropriate accounting records.

7.04. **OTHER RECORDS.** The Corporation shall keep a copy of the following records at its principal office:

    a.   its Articles of Incorporation, as originally filed, and as currently in effect;

    b.   a copy of these Bylaws currently in effect;

    c.   the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three (3) years;

    d.   all written communications within the past three (3) years to shareholders as a group;

    e.   a list of the names and business addresses of its current officers and directors;

    f.   its most recent annual report delivered to the relevant state authority; and

    g.   all quarterly or annual financial statements (balance sheet and income statement) prepared for periods ending during the last three (3) years.

7.05. **LEGIBILITY OF RECORDS.** Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

7.06. **RIGHT TO INSPECT.** Any shareholder or shareholder representative has the right, upon written request delivered to the Corporation, to inspect and copy during usual business hours the following documents of the Corporation:

    a.   These Bylaws;

    b.   Minutes of the shareholder proceedings;

    c.   Annual statements of affairs;

    d.   Any voting trust agreements; and

    e.   Any documents kept in accordance with Article 7 herein.

The Corporation acknowledges and agrees that any obligation to produce corporate documents under this Article of these Bylaws shall attach to the Secretary as part of the duties described in Section 5.06 of these Bylaws.

7.07. **ENHANCED INSPECTION.** Any individual or group which comprises at least five (5) percent of the outstanding shares, may submit to the Corporation a written request to inspect and copy the following documents during usual business hours:

    a.   The books of account and share ledger of the Corporation;

    b.   The statement of affairs for the Corporation; and

    c.   The list of shareholders.

ARTICLE 8
Notices

8.01. **MAILING OF NOTICE.** Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice will be deemed to have been delivered on the close of business of the fifth business day following the day when deposited in the United States mail with postage prepaid and addressed to the recipient's last known address in the records of the Corporation.

8.02. **E-NOTICE PERMITTED.** Any communications required by these Bylaws, or any other laws, may be made by digital or electronic transmission to the recipient's known electronic address or number as known to the Corporation at the time of notice.

8.03. **DUTY TO NOTIFY.** All shareholders, directors, officers, employees, and representatives of the Corporation are required to notify the Corporation of any changes to the individual's contact information. Pursuant to the obligations under this Section of these Bylaws, the individual must notify the Corporation that electronic transmissions of notice are impracticable, impossible, frustrated, or otherwise improper and ineffective.

ARTICLE 9
Special Corporate Acts

9.01. **EXECUTION OF WRITTEN INSTRUMENTS.** All contracts, deeds, documents, and instruments that acquire, transfer, exchange, sell, or dispose of any assets of the Corporation must be executed by the President to bind the Corporation. This Section does not apply to any checks, money orders, notes, or other financial instruments for direct payment of corporate funds which are subject to Section 9.02 of these Bylaws.

9.02. **SIGNING OF CHECKS OR NOTES.** All authorizations to distribute, pay, or immediately draw upon the financial resources of the Corporation must be signed by the Treasurer, including any expense reimbursement or compensation payments to directors, officers, employees, representatives, service providers, or contractors of the Company.

9.03. **SPECIAL SIGNING POWERS.** To duly bind the Corporation to an agreement or instrument in the event the President holds an interest which exists outside of the capacity of being President, then any agreement involving such interest must be signed by an officer pursuant to either Section 5.05 or 9.02 of these Bylaws.

9.04. **SHAREHOLDER APPROVAL.** Shareholder approval is required prior to any merger, consolidation, share-exchange, conversion, or dissolution, and any loans provided under Sections 2.18 or 5.10 of these Bylaws. In the event of any dissent by shareholders, the Corporation must comply with Section 9.05 of these Bylaws.

Until these Bylaws require otherwise, no shareholder approval is required to acquire, transfer, exchange, sell, or dispose of any assets of the Corporation in the ordinary course of business or after dissolving the Corporation.

9.05. **DISSENTER RIGHTS.** Shareholders are entitled to dissent from, and obtain fair value payment for shares held in the event of, any corporate actions requiring shareholder approval under Section 9.04 of these Bylaws. In the event a corporate action that will create dissenter rights under this Section of these Bylaws occurs, the Corporation shall deliver notice to all shareholders that a corporate action has occurred or will occur that entitles the shareholder to assert their dissenter rights under these Bylaws. These options for dissent do not apply to a shareholder who voted in favor of the action or failed to express such dissent at the meeting.

ARTICLE 10
Amendments

10.01. **BY SHAREHOLDERS.** These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting shares issued and outstanding at any regular or special shareholder meeting.

10.02. **BY DIRECTORS.** The Board of Directors has the power to make, alter, amend, and repeal the Corporation's Bylaws. Any alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the shares entitled to vote at any shareholders meeting.

10.03. **EMERGENCY BYLAWS.** The Board of Directors may adopt emergency Bylaws, subject to a vote to repeal or modify by the shareholders, which operate during any emergency in the Corporation's conduct of business resulting from an attack on the United States or a nuclear or atomic disaster.

10.04. **COMPLIANCE WITH STATE LAW.** Any amendment to the Corporation's Articles of Incorporation or these Bylaws shall be consistent with laws of the state of formation.

These Bylaws are adopted by resolution of the Corporation's Board of Directors on this __01__ day of __JULY__, 20_25_.

_____
Director

Corporate Resolution to Open a Bank Account

Account: _____   Bank: _____
Holder: _____   Address: _____
Address: _____   _____
         _____   _____

Acct #: _____

As an Officer of the Corporation named above, I certify that the corporation has been organized within the bounds of state law as a for-profit corporation with its principal office located at:

_____.

I further attest that at the initial meeting of the Corporation's board of directors held on _____, 20___, a quorum was present and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this corporation, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this corporation.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the corporation's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the corporation may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the corporation's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the persons named below occupy the stated positions, as indicated by their signatures, and that the resolutions contained in this document are recorded on the books of the corporation, and these resolutions are in full force and effect and have not been altered in any way.

[Signatures on the following page]

I Agree to all of the above on this _____ day of _____, 20_____.

CERTIFIED TO AND ATTESTED BY:

X_____

Signing Officer Title:

[Place Corporate Seal Here, if applicable]

X_____

Co-Signing Officer Title:

certificate number

number of shares

STOCK CERTIFICATE

Green Earth Capital Inc.

Corporate Name

Incorporated in: Delaware ,

has a total authorized amount of 12600 shares, at 0.02 par value.

This is to certify that ____________________ is the owner of ____________shares of______________ stock of the above named corporation, which are non-assessable, fully paid shares. The transfer of these shares must be done in accordance with the by-laws of the named corporation, in person, or by a duly appointed attorney or officer of the named corporation, and recorded in the books of the corporation.

President

Secretary

Treasurer

if sold:

For ____________________ received, I, ______________________ sell and transfer ___________ shares, of the _____________shares represented by this certificate to

and appoint ______________________ the _________________________, to record this transfer in the corporate books.

Name of shareholder

Signature of shareholder

Witness

Signature and name

Exhibit E: Business Plan

Complete Business Plan for Regulation Crowdfunding Offering

Executive Summary

Green Earth Capital Inc. is a mission-driven **Delaware C-Corporation** that operates at the intersection of environmental impact and financial innovation. The Company is focused on **sustainable land development**, **regenerative agriculture**, and the monetization of **environmental commodities**, with a core emphasis on **nature-based carbon credit generation**.

Our business model is designed to unlock value from underutilized, degraded, or transitional land by transforming it into **income-generating natural assets**. These assets not only produce tangible outputs—such as certified carbon offsets, coffee, cacao, avocados, and other agroforestry crops—but also deliver measurable climate and biodiversity benefits, aligning with both ESG mandates and financial performance expectations.

We generate revenue through multiple synergistic channels:

- **Carbon Credit Origination**: We co-develop and finance nature-based carbon credit projects registered under leading verification standards such as Verra (VCS), and Gold Standard. These projects produce high-quality carbon offsets that are sold in the voluntary carbon markets to corporations seeking to meet net-zero goals.
- **Sustainable Commodities**: Through strategic partnerships with local cooperatives and landowners, we establish regenerative agriculture initiatives that generate recurring income from export-grade crops such as shade-grown coffee, heirloom cacao, and nutrient-dense tropical fruits.
- **Land Revitalization & Yield**: Our land development strategy focuses on acquiring control and improving undervalued natural assets in emerging markets. Through reforestation, soil restoration, and biodiversity enhancement, we increase land value while creating passive yield from agricultural production or ecosystem service payments (e.g., biodiversity credits, water retention credits).
- **Environmental Project Structuring**: We may also earn structuring fees, revenue-sharing arrangements, or equity stakes in project SPVs through early-stage financing and carbon origination partnerships.

Green Earth Capital is uniquely positioned to serve both the climate and capital markets by:

- Providing investors—especially retail and non-accredited individuals—with direct access to the carbon economy via **Regulation Crowdfunding (Reg CF)**;
- Bridging the capital gap in early-stage project finance, where the majority of nature-based solutions lack sufficient pre-certification funding;
- Creating diversified exposure across **jurisdictions**, **ecosystems**, and **project types**, helping to mitigate risk while maximizing environmental and financial returns.

Our broader vision is to **democratize access to climate-positive investing**, allowing everyday investors to participate in the upside of one of the world's fastest-growing asset classes: environmental commodities. By offering Common Stock in Green Earth Capital Inc. through this Form C offering, we are building a community of co-owners who can participate in—and benefit from—the global transition to a more sustainable, resilient economy.

12-Month Capital Raise Timeline

Month	Milestone / Event	Description
1	**Launch Offering**	Officially file Form C with the SEC and publish the offering on **Invown**, the crowdfunding portal. Begin pre-launch press, finalize investor FAQs, and prepare onboarding materials.
2–3	**Investor Campaign Begins**	Activate a multi-channel investor acquisition campaign combining **paid advertising, email funnels, social media**, and **PR/media coverage**. Leverage existing contacts in both accredited and non-accredited pipelines to build early momentum.
3–4	**First Close ($375K)**	Accept initial commitments and formally close on the first tranche of investor capital. Begin limited capital deployment into due diligence and early-stage project scoping.
4–6	**First Project Deployment**	Initiate investment into **1–2 nature-based projects**, potentially including reforestation, regenerative agriculture, or land restoration. Begin baseline studies and partner onboarding.
6–9	**Scale Up Project Activity**	Deploy more funds to grow the project portfolio to **3–5 high-quality projects** in diverse geographies. Establish local agreements, initiate pre-certification processes, and expand field operations.
9–12	**Final Close (Up to $5M)**	Complete the capital raise, finalize the cap table, and file any required amendments to Form C. Optimize final investor communication, close out the offering period, and prepare quarterly reporting infrastructure.

5–6 Year Execution and Liquidation Strategy

Year 1: Foundation & Launch

- Complete the **Reg CF offering** and confirm the final investor ownership structure.
- Deploy initial capital into due diligence, legal structuring, and partnership formation for land access or project co-development.
- Establish a governance and reporting framework (including third-party verification protocols for carbon credits).
- Initiate **baseline assessments, land mapping, and community engagement** where projects will be deployed.

Year 2: Certification & Early Monetization

- Submit projects to internationally recognized registries (e.g., **Verra – VCS**, **Gold Standard**) for validation and listing.
- Begin formal **Monitoring, Reporting & Verification (MRV)** processes to establish climate benefits and crediting baselines.
- Explore **forward sale agreements** and pre-purchase contracts with corporate buyers looking for future carbon credits.
- Monetize early-stage assets via **development rights sales**, institutional co-investment, or project equity syndication.

Year 3: Carbon Credit Issuance & Revenue Realization

- Receive first tranches of **verified carbon credits** from approved registries.
- Initiate **credit sales** to voluntary market buyers (corporations, brokers, ESG funds) either directly or via marketplaces.
- Report progress and portfolio performance to investors via a secure dashboard.
- Evaluate feasibility of initiating **first dividend payments**, subject to available cash flow and board approval.

Year 4: Portfolio Growth & Secondary Market Exploration

- Expand to additional jurisdictions with strong market potential or favorable policy frameworks.
- Aggregate project-level credits into **branded, verified portfolios** for increased sales efficiency.
- Explore secondary trading options on **carbon exchanges** or through over-the-counter transactions.
- Structure optional exits for strategic assets or minority stake sales to **impact-focused private equity firms or funds**.

Year 5: Exit Strategy or Structured Liquidity Path

- Conduct third-party **valuation and due diligence** for company-level or asset-level sale opportunities.
- Begin structuring an **exit strategy**: full acquisition, partial asset spin-out, or strategic recapitalization.
- Explore options for **SPV conversion**, preferred share buybacks, or **dividend recapitalizations**.
- Distribute capital or cash flows back to investors based on their pro rata ownership and terms of the Reg CF shares.

Year 6: Completion of Liquidity Event or Long-Term Yield Model

- Execute final exit strategy: **asset sale, company merger, or public listing (IPO/SPAC)** if viable.
- Offer final shareholder distributions or initiate a long-term income structure (e.g., **convert to an ESG yield co or dividend-paying company**).
- Retain flexibility to keep successful projects on balance sheet or roll into a **new fund or holding company structure** for follow-on investment rounds.

Timeline Chart



Green Earth Capital – 5-Year Execution Timeline ($1M Reg CF Raise)
Launch Offering ($1M)
Legal & Compliance Prep
Scale Up Project Activity
Investor Campaign Begins
First Project Deployment
Project Certification & Validation
Final Close ($1M)
Credit Sales & Revenue Generation
First Carbon Credit Issuance
Portfolio Expansion
Liquidity Event Structuring
Final Exit or Yield Conversion
0
10
20
30
40
50
60
Months Since Offering Launch

Revenue Streams

1. Sale of Verified Carbon Credits

Green Earth Capital develops land-based carbon projects—such as reforestation, agroforestry, and soil carbon enhancement—registered with leading standards like Verra's **Verified Carbon Standard (VCS)** or the **Gold Standard**. Once these projects are validated and verified, they generate **tradable carbon credits** (measured in tonnes of CO_2-equivalent avoided or removed).

Revenue is generated through:

- **Spot sales** of carbon credits in the voluntary carbon markets (VCM) to corporations seeking to meet ESG goals or achieve net-zero targets.
- **Forward sales** or offtake agreements with brokers, carbon funds, or sustainability buyers prior to credit issuance.
- **Bundled credit portfolios** sold to institutional buyers and exchanges seeking aggregated impact assets.

Over time, carbon credits can be resold or hedged as part of a dynamic environmental commodities strategy, enabling recurring and performance-based income.

---

2. Co-Development and Revenue Sharing from Regenerative Agriculture

Green Earth Capital enters into **joint ventures or co-development agreements** with local partners, indigenous land stewards, and agricultural operators to establish **regenerative agriculture projects** on restored or acquired land.

These projects cultivate high-value, sustainable commodities including:

- **Organic coffee and cacao**
- **Avocados, citrus, and mixed agroforestry crops**
- **Bamboo, hardwoods, and permaculture crops**

The company earns revenue through:

- **Equity participation or profit-sharing** in farming operations
- **Land leases or royalties** tied to harvest volumes or commodity prices
- **Export and wholesale trading** of certified organic or climate-smart produce
- **Premiums from ecosystem service certifications**, such as biodiversity or water impact layers

This model provides both **short- to medium-term cash flow** from agricultural yields and **long-term asset appreciation** of the land.

Exit Strategy & Investor Return Pathways

Green Earth Capital Inc. is committed to delivering financial returns alongside environmental impact. The Company has structured multiple, flexible return pathways for Reg CF investors based on the performance, maturation, and monetization of its project portfolio over a 5–6 year horizon. These pathways are designed to optimize both capital appreciation and income opportunities:

1. Capital Gains from Project or Entity-Level Exits

As nature-based projects mature and are successfully certified and monetized, they may become attractive acquisition targets for:

- Environmental infrastructure funds
- ESG-focused private equity firms
- Sovereign wealth funds
- Multilateral development banks and carbon-focused SPVs

Exit opportunities include:

- **Sale of project SPVs** holding certified carbon assets or revenue-generating agricultural land
- **Partial or full acquisition** of Green Earth Capital Inc. by a larger strategic or institutional investor
- **Portfolio-level exit**, bundling multiple projects into a scalable, high-impact investment vehicle for buyout

Proceeds from such exits may be returned to shareholders as **capital gains**, subject to board approval and corporate tax structuring.

2. Cash Flow Distributions from Credit Sales and Agricultural Yields

While the Company is in its growth stage, any revenue generated from:

- Verified **carbon credit sales** (both spot and forward)
- **Agroforestry commodity sales**
- Royalties, leasing, or co-development proceeds

…may be used to fund **cash distributions to investors**, subject to the availability of surplus cash and approval by the board of directors.

Key elements of this income pathway include:

- **Non-guaranteed, performance-based dividends**
- **Quarterly or annual reviews** of distributable earnings
- Opportunity for investors to participate in **real cash flows**, not just long-term equity upside

This hybrid model of income + appreciation aims to provide both patient capital returns and near-to-mid-term liquidity.

---

3. Equity Buyouts or Recapitalizations via Institutional Partner Acquisition

As the Company scales, it may undergo a **recapitalization or equity restructuring** led by an anchor investor, such as:

- A private equity firm entering the nature-based solutions space
- A carbon fund or institutional asset manager seeking direct exposure
- A climate-focused IPO or reverse merger into a listed ESG entity

These transactions may involve:

- **Share redemptions** or buybacks at a premium
- Conversion of Reg CF shares into a new class of equity or convertible debt
- Equity rollovers into a newly capitalized holding structure

This path allows for investor liquidity while maintaining long-term alignment with the company's mission and growth trajectory.

Summary

Through a combination of:

- **Strategic exits**
- **Asset-level monetization**
- **Structured income**
- And potential **secondary market activity** in the future,

Green Earth Capital Inc. offers multiple ways for Reg CF shareholders to realize returns on their investment. These pathways balance the long-term nature of environmental projects with pragmatic, staged value realization that can be shared with early investors

---

Risk Mitigation

Green Earth Capital Inc. recognizes that investments in nature-based solutions and environmental commodities—while offering high impact and long-term return potential—are not without risk. In response, the Company has implemented a multi-layered risk mitigation framework to proactively manage the operational, financial, and environmental uncertainties that may arise across the lifecycle of its projects and capital deployment.

---

1. Diversified Portfolio Across Regions and Project Types

The Company avoids concentration risk by building a geographically and thematically diversified portfolio that spans multiple:

- **Jurisdictions**: Latin America, Sub-Saharan Africa, Southeast Asia, and select U.S. regions
- **Asset classes**: Afforestation/reforestation (ARR), improved forest management (IFM), regenerative agroforestry, soil carbon
- **Revenue sources**: Carbon credits, commodity sales, revenue share agreements, land appreciation

This diversification strategy helps protect investors against:

- Localized regulatory changes
- Political instability
- Climate variability or ecological disruptions
- Project underperformance or delays in a single region or methodology

By not placing all capital in a single project type or geography, the Company spreads exposure and enhances resilience.

---

2. Compliance with Gold-Standard MRV Protocols

All carbon projects are developed under rigorous **Monitoring, Reporting, and Verification (MRV)** standards to ensure scientific integrity, credibility, and tradability of the resulting carbon credits.

Key practices include:

- Aligning with internationally recognized standards such as **Verra's Verified Carbon Standard (VCS)**, **Gold Standard**, and **Climate, Community & Biodiversity Standards (CCBS)**
- Engaging **third-party validators and verifiers (VVBs)** early in project design
- Employing **remote sensing, geospatial data, and AI-enabled MRV tools** to improve efficiency and reliability of measurement

This commitment to high-integrity credit generation mitigates the risk of:

- Credit invalidation or under-issuance
- Reputational harm
- Buyer rejection in premium carbon markets

---

3. Legal Structuring and Carbon Registry Engagement Early in Project Life Cycles

From the outset, Green Earth Capital integrates:

- **Special Purpose Vehicle (SPV)** structures for each project or portfolio to isolate liability and streamline asset ownership
- Clear **land rights agreements**, local stakeholder MOUs, and benefit-sharing terms
- Early registration of projects with carbon credit registries to avoid backlogs and delays

These legal and administrative preparations de-risk critical early milestones such as:

- Title verification
- Carbon methodology selection
- Certification timelines
- Contract enforcement in international jurisdictions

Early engagement ensures the Company can advance projects efficiently and retain investor trust.

---

4. No External Debt Obligations; Cash-Conservative Until Projects Monetize

Green Earth Capital maintains a **zero external debt policy** during its early growth phase, reducing financial strain and ensuring investor capital is prioritized for high-impact deployment.

Key financial governance includes:

- Deploying capital only after major due diligence and milestone gating
- Conservatively budgeting operational expenses (no excessive overhead)
- Delaying major capital commitments until projects are validated and revenue pathways are visible
- Maintaining operating reserves to handle unanticipated delays

By minimizing financial leverage and maximizing discipline, the Company protects shareholder equity and reduces exposure to liquidity crises or forced asset sales.

Summary

Green Earth Capital's risk mitigation approach is rooted in:

- **Portfolio-level diversification**
- **Standards-aligned project execution**
- **Sound legal and financial infrastructure**

These measures are designed not only to minimize downside exposure but to ensure that the capital raised through Regulation Crowdfunding is managed with transparency, prudence, and long-term value creation in mind.

Vision for Impact and Growth

Green Earth Capital Inc. is founded on a bold but urgent premise: climate solutions must scale rapidly, and private capital—particularly from everyday investors—has a critical role to play in that acceleration. Our vision is to become a leading platform for democratized environmental finance, enabling individuals, institutions, and mission-aligned partners to participate in and profit from the transition to a more regenerative, low-carbon economy.

Bridging Investors to Scalable, Verifiable Climate Action

Historically, access to high-quality carbon credit projects has been limited to institutional players, multinationals, and specialized funds. Meanwhile, public concern about climate change has surged, creating a widening gap between capital that *wants* to do good and projects that *need* funding to deliver measurable impact.

Green Earth Capital is closing that gap.

We source, co-develop, and monetize nature-based solutions—such as afforestation, regenerative agriculture, and ecosystem restoration—while making equity participation in these projects accessible to everyday investors through Regulation Crowdfunding. Our offerings empower individuals to not only support verified emissions reductions but to benefit from the economic value those projects create.

Delivering Profit and Purpose in a Single Investment Vehicle

At the core of our model is the belief that financial returns and environmental integrity are not mutually exclusive.

Our impact thesis centers on three interconnected value drivers:

1. **Environmental Commodities as Growth Assets**
   o Carbon credits are one of the fastest-growing ESG-linked asset classes, with projections of the voluntary carbon market reaching $50B+ by 2030.
   o Our projects generate high-integrity credits, verified under global standards and aligned with UN Sustainable Development Goals (SDGs).
2. **Inclusive Capital Participation**
   o Through Reg CF, we open early-stage climate investment to a broader public—creating a new asset class for individuals seeking both yield and impact.
   o We create equity-aligned structures where investors share in project upside without excessive complexity.
3. **Long-Term Wealth Through Regenerative Assets**
   o Our projects are tied to tangible, appreciating land-based assets with biological and economic productivity.
   o We position these assets for cash flow (via carbon and agricultural revenues) and capital appreciation, creating multiple return pathways for investors.

A Platform for the Climate Generation

Green Earth Capital is not just a company—it's a platform for action. A platform where capital meets credibility, where sustainability meets scale, and where individuals can reclaim agency in building the climate-positive future they want to live in.

We are committed to becoming the most trusted and inclusive conduit for impact-driven investment in the environmental commodities space.

Exhibit F: Financial Statements

AUDITED FINANCIAL STATEMENTS

OF



AS OF INCEPTION

SEPTEMBER 15, 2025

PREPARED BY
BRICKSTONE & ASSOCIATES, INC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA
TELEPHONE (202) 445-6440

GREEN EARTH CAPITAL, INC

TABLE OF CONTENTS	Page



Independent Auditor's Report

To the Board of Directors
GREEN EARTH CAPITAL, INC

We have audited the financial statements of GREEN EARTH CAPITAL, INC., as of inception which comprise the balance sheet as of September 15, 2025, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Green Earth Capital, Inc. as of September 15, 2025, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared under the assumption that the company will continue as a going concern. However, as mentioned in Note 2 to the financial statements, the company has incurred losses since its inception, raising substantial doubt about its ability to continue operating. Management's assessment of the situation and their plans to address these concerns are also detailed in Note 2. The financial statement does not include any adjustments that might be necessary if the company is unable to continue as a going concern. Our conclusion remains unmodified regarding this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Green Earth Capital, Inc and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Green Earth Capital, Inc's, to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

September 25, 2025
Ashburn VA USA

GREEN EARTH CAPITAL, INC
BALANCE SHEET
AS OF SEPTEMBER 15, 2025

ASSETS

Current assets		
Cash in bank	$	1,000
Accounts receivable		-
TOTAL ASSETS	$	1,000

LIABILITIES AND EQUITY

Liabilities		
Total other current liabilities		-
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total liabilities		-
Equity		
Common stocks 100 authorized shares at $.02 par value		2
Additional paid-in capital		98
Owner's draw		-
Retained earnings		900
Net income		0
Total equity	$	1,000
TOTAL LIABILITIES AND EQUITY	$	1,000

See the auditor's report and accompanying notes to financial statements.

GREEN EARTH CAPITAL, INC
INCOME STATEMENT
FOR THE PERIOD JULY 1, 2025 (INCEPTION)
THROUGH SEPTEMBER 15, 2025

Revenue		
Sales		-
Total Income	$	-
Expenses		
Advertising		-
Banking fees		-
Computer		-
Licensing		-
Travel		-
Lodging		-
Meals and entertainment		-
Merchant services		-
Office expenses		-
Professional fees		-
Telephone		-
Utilities		-
Taxes		-
Total expenses	$	-
Net Income	$	-

See the auditor's report and accompanying notes to financial statements.

GREEN EARTH CAPITAL, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD JULY 1, 2025 (INCEPTION)
THROUGH SEPTEMBER 15, 2025

Common stock 1,000,000 share at $0.0 per value		2
Additional paid-in capital		98
Owner's Draw		-
Retained Earnings		900
Net Income		-
Total Stockholders' Equity	$	1,000

See the auditor's report and accompanying notes to financial statements.

5

GREEN EARTH CAPITAL, INC
STATEMENTS OF CASH FLOW
AS OF SEPTEMBER 15, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		-
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		-
Net cash used in operating activities	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Investments in Green Earth Capital		1,000
Net cash flows provided by (used in) investing activities	$	1,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash flows provided by financing activities:	$	-
NET CHANGE IN CASH		1,000
Cash, Beginning of period		-
Cash, Ending of period	$	1,000
Cash paid during the year for: Interest expense	$	-

See the auditor's report and accompanying notes to financial statements.

GREEN EARTH CAPITAL, INC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 15, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

Purpose of Organization

Green Earth Capital Inc. (the "Company") was incorporated in the State of Delaware on July 1, 2025. The Company is structured as a C-Corporation and intends to operate as an investment and project development company focused on sustainable land development, ecosystem restoration, regenerative agriculture, and the origination and monetization of environmental commodities, with a core emphasis on nature-based carbon credit generation.

Our business model is designed to unlock value from underutilized, degraded, or transitional land by transforming it into income-generating natural assets. These assets not only produce tangible outputs such as certified carbon offsets, coffee, cacao, avocados, and other agroforestry crops but also deliver measurable climate and biodiversity benefits, aligning with both ESG mandates and financial performance expectations.

Our broader vision is to democratize access to climate-positive investing, allowing everyday investors to participate in the upside of one of the world's fastest-growing asset classes: environmental commodities. By offering Common Stock in Green Earth Capital Inc. through this Form C offering, we are building a community of co-owners who can participate and benefit from—the global transition to a more sustainable, resilient economy.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ('GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The current balance as of September 15, 2025, is $1,000.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of September 15, 2025, the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Tax

The Company, with the consent of its members, has been elected under the Internal Revenue Code to be a limited liability company. In lieu of federal corporate income taxes, the member of the limited liability company is taxed individually on the Company's taxable income. Therefore, no provision of liability for federal or state income taxes has been included in the financial statements.

Income Tax Uncertainties

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated any revenue from operations, which, among other factors, introduces risk related to the Company's ability to start operations or continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4 - Related Party Transactions

The company has no related party transactions.

Note 5 - Significant Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse

9

developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Note - 6 Subsequent events

Management has evaluated subsequent events through September 25, 2025, the date the financial statements were available for issuance, and has determined that there are no subsequent events.

Exhibit G: Issuer/Manager Bio

Name	Position	Experience
Selwyn A.M. Duijvestijn	Chief Executive Officer	Selwyn Duijvestijn is a seasoned entrepreneur and internationally recognized leader in nature-based project development and environmental markets. With over 15 years of experience across sustainability, renewable energy, and carbon finance, he currently serves as CEO of DGB Group N.V., a publicly traded environmental project developer based in the Netherlands. Under his leadership, DGB transitioned from a general renewable energy firm into one of the largest publicly listed developers of voluntary carbon credit projects in the world. Selwyn has led numerous large-scale reforestation and biodiversity programs across Africa, Latin America, and Southeast Asia. He is a vocal advocate for transparency in the carbon markets and has spoken at leading global forums on nature-based solutions. His strategic oversight at Green Earth Capital Inc. ensures alignment with international standards and investor impact expectations.



Exhibit H: Background Checks

Invown: Bad Actor Check

Name of covered person: Selwyn Anshel Maria Duijvestijn

Date: September 16, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Selwyn Anshel Maria Duijvestijn is likely: **NOT DISQUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	See Notes
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔

Invown: Bad Actor Check

SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓
SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Invown: Bad Actor Check

Important Information

Notes:

In the course of our regular in-depth background check the following items were found that should be disclosed to investors together with the explanations of the issuer.

1) AFM Matter (Netherlands) – 2019

Subject: AFM anonymized order regarding fund communications
Source: AFM "last onder dwangsom" (anonymized), referenced by VEB (22 Jul 2019)

Brief summary:

- In 2019 the Dutch regulator (AFM) issued an anonymized **order with conditional penalties** concerning TV and related communications about a fund, finding they were **"not balanced and therefore misleading."**

- The order required future communications to be **correct, clear, and not misleading**, with **risks presented alongside benefits.**

- The order set a **€20,000 conditional penalty per communication** (max **€100,000**) for one year.

- According to **VEB (22 Jul 2019)**, the case relates to **MountainShield/ROI AM** and **2016–2017 Business Class TV appearances** by **Selwyn Anshel Maria Duijvestijn.**

- VEB reports **no penalty was ultimately paid** as communications improved.

Potential risk flags (for disclosure purposes): past regulator finding re: marketing balance; conditional penalty order (since lapsed); media linkage to named individual.

Relevance to this offering:

- Historical Dutch regulatory matter; does **not** pertain to the issuer in this offering. Flagged solely as background regarding an associated individual.

Issuer response:

- See attached **Letter of Explanation (LOE/LEO) by Selwyn Anshel Maria Duijvestijn** addressing the AFM item and current safeguards.

---

2) Media Article – FD.nl (June 4, 2025)

Subject: Article on Selwyn Duijvestijn / DGB Group N.V.
Source: Financieele Dagblad (FD.nl), **"Beursmanoeuvres van Selwyn Duijvestijn roepen opnieuw vragen op,"** **4 Jun 2025**

Brief summary:

Invown: Bad Actor Check

- Reports that **DGB filed FY2024** accounts while the independent auditor issued a **disclaimer of opinion** citing scope/control limitations.

- Describes **unusual equity movements**, including a **large CEO share award** and **shareholder exits** in spring 2025.

- Notes **financial strain** (losses; reliance on **bond/retail bond** financing).

- Highlights a **late-2024 transaction**: DGB **repurchased ~5.5M shares** from a foundation, partly via **debt forgiveness**, and later disclosed a **personal link** between parties; the company states governance rules were followed.

- Recaps prior **AFM** action related to **MountainShield** for misleading information.

Potential risk flags (for disclosure purposes): auditor disclaimer; related-party/governance optics; financing dependence; prior regulatory mention.

Relevance to this offering:

- The article concerns **DGB Group N.V., which is not the issuer** in the present offering. Flagged solely as background regarding an associated individual.

Issuer response:

- The issuer has provided a **detailed LOE** responding to the article and addressing relevance, safeguards, and necessary disclosures for this offering. **See attached LOE.**



GREEN.EARTH

PER E-MAIL

levi@invown.com

CONFIDENTIAL

Invown

Attn. Levi Brackman

33 Dixwell Ave, Suite 330

New Haven, CT 06511-3403, USA

Subject: AFM Administrative Measure (MountainShield, 2017 / published 2019)

Letter of Explanation (LOE)

Following your request for further information regarding the administrative measure published by the Dutch Authority for the Financial Markets (AFM) in 2019, please find below a detailed explanation prepared for compliance purposes.

1. What Happened

In 2017, the AFM issued an administrative measure concerning external communications related to the MountainShield Capital Fund.

At that time:

- MountainShield Capital Management B.V. – a company I 100% owned and directed – was responsible for developing the investment strategy and managing all external marketing and communications of the fund.

- The fund itself operated under the AIFMD licence of ROI Asset Management B.V. (ROI AM), which was the statutory manager and fully licensed Alternative Investment Fund Manager (AIFM) under Dutch law. ROI AM carried the regulatory responsibility, while MountainShield Capital Management B.V. acted in a supporting role as strategy developer and promotional face of the fund.

The AFM's concern arose from a televised interview in November 2016, in which I referenced that the fund had achieved an 11% return that month. In line with our internal compliance policy, I refrained from disclosing that this performance was generated in the small-cap segment, because the fund had a strict standing policy against publicly discussing individual small-cap securities.

The AFM, however, determined that by not disclosing the small-cap context, the communication could be considered "misleading by omission" as it did not sufficiently highlight the risk profile associated with the reported return.

2. Timeline and Entities Involved

- November 2016: Televised interview citing 11% return without referencing the small-cap focus.

- March 2017: AFM issued an *order subject to periodic penalty (last onder dwangsom)*, stipulating that any recurrence within 12 months would trigger a €50,000 penalty against ROI Asset Management B.V.

- March 2018: The 12-month period expired without any recurrence; the order lapsed and no fine was ever imposed.

- 2019: AFM published the administrative measure on its public register. The publication was done confidentially, without reference to specific names. However, given the relatively small size of the Dutch financial community, a journalist was able to link the measure back to the fund and subsequently published an article about it.

The entities involved were:

- MountainShield Capital Management B.V. – strategy developer, owner-managed, and responsible for marketing/external communication.

- ROI Asset Management B.V. – licensed statutory AIFM and direct counterparty to AFM supervision.

3. AFM's Concern / Legal Basis

The AFM's finding was based on the Dutch Financial Supervision Act (Wft), which requires that investor communications be balanced, accurate, and transparent. The AFM determined that citing performance data without sufficient contextual disclosure of underlying risks could mislead investors, thereby violating the principle of transparency in promotional statements.

4. Resolution

- The AFM did not impose any monetary fine.
  The order only stipulated that a recurrence within 12 months would result in a €50,000 penalty.
- No recurrence occurred, and thus no penalty was triggered.
- Neither I personally, nor MountainShield Capital Management B.V., nor ROI Asset Management B.V. were fined, convicted, or subject to further sanctions.

- Following discussions with AFM, all future communications were revised to ensure complete alignment with supervisory expectations, after which the matter was considered closed.

Additional Note: The MountainShield Capital Fund continued to operate without incident for three more years after this matter. During that time, the fund was audited annually by EY, which signed off its financial statements each year, confirming compliance and proper operations.

5. Post-Event Compliance Enhancements

Following this matter, several structural compliance measures were implemented:

- Mandatory pre-clearance of all public communications by compliance before release.
- Formal designation by ROI AM of an internal risk officer, in addition to its two-person board and external compliance officer, with responsibility for supervising all communications.
- Comprehensive compliance training for all staff and representatives, including myself, to reinforce understanding of AFM requirements.

No further compliance issues with the AFM occurred thereafter.

6. Safeguards for Current Offering (SEC/FINRA Rules)

For the current offering, a robust compliance framework is in place to align with U.S. regulatory standards:

- Single point of contact: All offering communications will be centralized through a designated compliance officer.
- Pre-clearance: All public-facing materials (website, press releases, social media, webinars, investor decks) will undergo prior review and approval via Invown's workflow and/or legal counsel.
- Portal-approved language only: No return promises, performance targets, or selective data will be used. All factual claims will be verifiable.
- Disclosures and disclaimers: Prominent risk factor language will be consistently applied.
- Training: All team members authorized to communicate with investors will undergo training to ensure strict adherence to SEC/FINRA standards.

7. U.S. "Bad Actor" Confirmation

This AFM matter does not constitute, nor does it trigger, any disqualifying events under Regulation CF Rule 503 or Rule 506(d). No fines, convictions, suspensions, or sanctions were imposed on me personally, MountainShield Capital Management B.V., or ROI Asset Management B.V.

16 September 2025 | 03:28:03 CEST

Selwyn Duijvestijn
Executive Director



PER E-MAIL

levi@invown.com

CONFIDENTIAL

Invown

Attn. Levi Brackman

33 Dixwell Ave, Suite 330

New Haven, CT 06511-3403, USA

Date: 16 September 2025

Subject: Clarifications on Financial, Governance, and Structural Matters

Letter of Explanation (LOE)

1. Auditor's disclaimer of opinion – context

DGB Group N.V. has not engaged an active audit firm since 2019. The current executive director, Mr. Selwyn Duijvestijn, was appointed on 4 September 2020 at a time when the company was already without a PIE-licensed auditor.

This situation was part of a broader structural issue in the Netherlands: under Dutch law, Public Interest Entities (PIEs), such as listed companies, are subject to enhanced audit requirements and can only be audited by firms licensed by the Authority for the Financial Markets (AFM). Due to a longstanding scarcity of such firms, and capacity constraints among the few that held PIE licenses, numerous small-cap listed companies in the Netherlands were unable to secure audit services. This was a systemic challenge, officially acknowledged in Dutch parliamentary discussions and industry reports.

In 2024, DGB Group secured audit engagement with GCP Auditors following the firm's receipt of its updated PIE license from the AFM. As expected in such scenarios, GCP Auditors issued a Disclaimer of Opinion on the 2024 financial statements. This is a technical and standard outcome for PIEs re-engaging audit processes after a multi-year gap. The disclaimer does not indicate fraud or material misstatements, but rather reflects the absence of sufficient historical audit evidence required under auditing standards.

It is noted that similar disclaimers were issued for other PIE-classified companies audited by GCP during the same period.

To support a full unqualified audit opinion for future financial years, the following governance and control enhancements have been undertaken:

- Appointment of a full-time Financial Controller to oversee internal financial reporting;
- Engagement of an external administration and bookkeeping firm;
- Launch of an internal controls improvement program, encompassing documentation protocols, IFRS alignment, and workflow compliance.

These actions were coordinated in anticipation of future audit requirements and are considered in line with Dutch PIE audit readiness standards.

2. Shareholder exits and equity transactions

Reported shareholder exits in early 2025—specifically those involving Mr. D.M. van den Ouden and Mr. M.H.B. Kok—should be viewed within the broader context of a capital restructuring effort and the full public listing of all ordinary shares.

Until 10 March 2025, approximately 7.3 million of DGB Group's issued shares were unlisted and therefore not tradable on Euronext Amsterdam. The admission of these shares, together with the already listed 4.1 million shares, resulted in a total of 11.4 million ordinary shares being publicly listed as of that date. This milestone significantly increased liquidity and transparency for all shareholders.

During this transition, a natural increase in trading volume occurred, including divestments by early-stage shareholders whose shares had previously been illiquid. The exits by Mr. van den Ouden and Mr. Kok took place in this period:

- Mr. van den Ouden's divestments were largely completed prior to the private placement announcement on 19 March 2025.
- Mr. Kok's reductions occurred around the same time as the delivery of formerly unlisted shares, as disclosed in AFM filings.

The share price experienced volatility in March 2025 but recovered strongly by late April, increasing by over 70% from its March low. All related events have been publicly disclosed through:

- The AFM's substantial shareholding register;
- Market price data from Euronext;
- Company press releases and investor updates.

All activities were conducted in compliance with the EU Market Abuse Regulation (MAR), and a complete transaction timeline has been made available via the company's investor portal.

3. Financial Performance – Business Model and Going Concern

The business model of DGB Group N.V. is development-based and reflects characteristics comparable to the biotech and infrastructure project development sectors. The company invests significantly upfront in the design, validation, and compliance phases of large-scale carbon and biodiversity restoration projects. with revenue recognition typically lagging the investment phase.

To bridge this period, the company has adopted a multi-pronged financing model, which includes:

- Green Bonds, used to fund project activities such as reforestation, project monitoring, and certification processes;
- Equity Placements on the stock exchange to finance corporate infrastructure and operating costs;
- Forward Sales of Carbon Credits, which provide liquidity through prepayments from credit buyers but are deferred in IFRS reporting until delivery milestones are achieved.

Each funding instrument is matched with its respective expenditure purpose. For instance:

- Bond capital supports long-term project deployment;
- Equity funds are used for team, compliance, and marketing;
- Forward-sale capital offsets short-term financing needs related to interest and bond servicing.

The going concern note issued by GCP Auditors affirms an 18-month operational horizon, supported by continued bondholder confidence and a maturing project pipeline. As verification milestones are reached (expected in 2026–2027), a material increase in revenue from carbon credit issuance is forecasted.

4. Share buyback program

In late 2024, DGB Group repurchased 5.5 million shares (roughly half the then-outstanding share capital) from Stichting Prosper and Nature at €0.98 per share. This transaction was executed through a debt offset mechanism, wherein approximately €5 million in receivables owed by the foundation were forgiven in exchange for the shares.

This transaction had the following structural benefits:

- It unwound an outdated legacy financing arrangement;
- Removed an inactive and non-contributing entity from the shareholder register;
- Simplified the capital structure ahead of upcoming institutional engagement.

The transaction improved the overall governance profile, clarified shareholder registers, and eliminated balance sheet complexity. Full IFRS- and MAR-compliant disclosures were made.

5. Relationship DGB

The offering currently presented on Invown is separate and independent from DGB Group N.V. It is structured through a dedicated US-based company that operates with its own governance, capital allocation framework, and legal identity.

While this company leverages the technical expertise. operational infrastructure. and project pipeline built by DGB Group, there is no cross-liability or financial guarantee from

DGB Group N.V. The use of the DGB or Green Earth brand is descriptive only, intended to communicate project origin and affiliation with verified restoration initiatives.

This ring-fenced structure has been transparently disclosed in offering materials and investor communications.

6. Conclusion

This review has been prepared to clarify regulatory, financial, and governance matters relating to DGB Group N.V. based on internal documentation, public filings, and third-party audit reports. All information is deemed accurate as of the date of writing.

Should further documentation or clarification be required, the undersigned is available for follow-up.

Selwyn Duijvestijn
Executive Director
17 September 2025 | 03:39:50 CEST

Invown: Bad Actor Check

Invown Corp provides the Bad Actor Check as a service to help securities issuers establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by Invown Corp, you agree to indemnify Invown Corp from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. Invown Corp only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit I: F.A.Q.

Investor FAQs

1. What is Green Earth Capital Inc.?
Green Earth Capital Inc. is a mission-driven investment company focused on developing and financing nature-based climate solutions. Our core activities include acquiring and co-developing projects that generate **verified carbon credits**, restore degraded landscapes, and produce sustainable commodities such as coffee, cacao, and avocados. Through a model that blends environmental integrity with financial returns, we offer investors access to one of the most impactful asset classes: land-based climate solutions.

---

2. Why is the company raising capital through Regulation Crowdfunding (Reg CF)?
We chose to raise capital under Reg CF because it aligns with our mission of **democratizing access** to high-impact, climate-focused investments. Historically, opportunities in the carbon credit and environmental commodities space have been limited to institutional and accredited investors. By using Reg CF, we are opening the door to everyday investors who want to align their capital with positive environmental outcomes while participating in a rapidly growing market. It's about inclusivity, transparency, and enabling broader participation in climate finance.

---

3. What am I actually buying when I invest?
When you invest, you are purchasing **Class A Shares** or **Common Stock** in Green Earth Capital Inc., a Delaware C-Corporation. As a shareholder, you own a piece of the company. Your ownership is tied to the Company's future performance, including potential appreciation in value based on the success of its land-based environmental projects and carbon credit sales. All shares issued to investors in this offering are of the same class and carry equal voting (Class A shares have no voting rights and the decisions are made at the sole discretion of the manager) and economic rights unless otherwise disclosed.

---

4. Can I sell my shares or cash out at any time?
No. Shares purchased through this Reg CF offering are **not publicly traded** and are subject to **a one-year lock-up period** under SEC rules. After one year, shares may only be transferred under certain conditions (e.g., to a family member, to a trust, or in connection with death or divorce). There is currently no secondary market for these securities, so investors should be prepared to hold their shares for an extended period.

---

5. Will I earn dividends or receive regular income from this investment?
Not immediately. Green Earth Capital Inc. is a development-stage company focused on growth. While we do intend to build income-generating projects that may support future dividend distributions, **no dividends are guaranteed**. Any potential dividends or profit-sharing will be at the discretion of the Board of Directors based on company performance, available cash flow, and reinvestment priorities.

---

6. Can I invest through a self-directed IRA, trust, or LLC?
Yes. We welcome investments through **self-directed IRAs**, **trusts**, **LLCs**, and other legal entities. These structures allow for tax-advantaged investing and are commonly used by long-term investors. We recommend consulting with your financial advisor or custodian to ensure your entity is properly set up to participate in a Regulation Crowdfunding offering.

---

7. Who is managing Green Earth Capital Inc.?
The Company is led by a seasoned team with deep experience in environmental markets and capital formation:\n

- **Selwyn A.M. Duijvestijn**, CEO – A sustainability entrepreneur with over 15 years of experience in nature-based project development. Selwyn also serves as CEO of DGB Group N.V., a publicly listed carbon credit developer.\n
- **John Collins**, Head of Investor Relations – A finance and investment professional with over 30 years of experience in real estate finance, capital raising, and fund operations. John leads investor communications, onboarding, and relationship management in the U.S. market.

Together, they bring a powerful combination of **climate expertise** and **financial acumen** to drive results and transparency for investors.

Exhibit I: Legal Disclaimer/Disclosures

PART I: Legal Disclaimer

This Form C Offering Statement is being submitted in accordance with the requirements of Regulation Crowdfunding pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and is intended to comply with all applicable federal securities laws and related regulatory guidelines.

The securities being offered herein are those of Green Earth Capital Inc., a Delaware corporation (the "Company"), and are available exclusively through Invown, a FINRA- and SEC-registered funding portal acting as the intermediary for this Regulation Crowdfunding offering.

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such an offer or solicitation would be unlawful. The offering is made solely by means of the Form C and accompanying offering materials made available through the Invown platform. No other person or entity is authorized to provide any information or make any representations in connection with this offering, unless specifically authorized by the Company.

Prospective investors should carefully read and fully evaluate the Form C, business plan, risk disclosures, use of proceeds, financial statements, and other offering documents before making an investment decision. Investing in early-stage companies involves substantial risk, including the risk of loss of your entire investment. Investors must be prepared to hold the securities for an indefinite period, as no public market currently exists for these securities and none may develop in the future.

The securities offered are not insured or guaranteed by the FDIC, SIPC, or any government agency, and do not constitute deposits or obligations of a bank. These securities are being offered in reliance on an exemption from registration under the Securities Act and have not been registered with the U.S. Securities and Exchange Commission or any state securities regulator.

By investing, each prospective investor acknowledges that they have reviewed the Form C filing, including financial disclosures, risk factors, and all attachments, and that they understand the speculative nature of the investment. Investors are encouraged to consult with their personal legal, tax, or financial advisors before making any investment decision.

PART II: Securities and Investment Disclosures

Prospective purchasers of these securities are not to rely on the contents of this Form C Offering Statement as legal or tax advice. Each prospective purchaser should consult his/her own professional advisors as to legal, tax, and related matters concerning this investment.

The information contained in this Form C Offering Statement has been presented and is accepted with the express agreement and understanding that it is confidential and that it will not be reproduced in whole or in part, nor will it be distributed or disclosed to any other person, firm, or corporation without prior written permission. Any person acting contrary to the foregoing restrictions may place himself/herself and the Company in violation of federal or state securities laws.

Except as otherwise indicated, this Form C Offering Statement speaks as of the date of its issuance, and neither the delivery hereof nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of issuance.

This Form C Offering Statement has been prepared from data supplied by sources deemed reliable and does not knowingly omit any material fact or knowingly contain any untrue statement of any material fact. Form C Offering Statement contains a summary of the material provisions of documents referred to herein. Statements made with respect to the provisions of such documents are not necessarily complete, and reference is made to the actual documents for complete information as to the rights and obligations of the parties thereto.

By accepting delivery of this Form C Offering Statement, the offeree named in the acknowledgment of receipt agrees to return this Form C Offering Statement and all accompanying documents to the Company if he/she does not agree to purchase any of the securities offered hereby.

The securities offered hereby have not been registered with or approved or disapproved by the Securities and Exchange Commission, or the state securities authorities of any state, nor has the Commission or any such authorities passed upon the accuracy or adequacy of this Letter Memorandum. Any representation to the contrary is a criminal offense.

This offering involves a high degree of risk and substantial immediate dilution of the value of the investment. The shares are suitable only for accredited investors of substantial financial means who have no need for liquidity and can afford to lose all of their investment, or for those unaccredited investors whose investments are capped in accordance with SEC Regulation CF.

No offering literature or advertising in whatever form may be employed in the offering of the shares except for this Form C Offering Statement. No person has been authorized to make any representations on behalf of the Company with respect to the Company or the shares other than the representations contained herein. Accordingly, any representations other than those set forth in this Form C Offering Statement, and any information other than that contained in documents and records furnished by the Company upon request, must not be relied upon. Neither the delivery of this Form C Offering Statement nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the matters set forth herein since the date of this Form C Offering Statement.

Potential conflicts of interest exist between the Company, its officers and directors, and investors.

The securities are not registered under the Securities Act of 1933. For this reason, as well as the absence of any public or other market for the sale of common stock shares, there are restrictions on the transfer of shares.

This confidential Form C Offering Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, or other factors which may cause actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements, including the forecasts contained in this memorandum.

Because the successful operation of the Company will depend upon many factors over which the Company will have little or no control, no assurance can be given that future operating results will match any forecasts contained herein. Other factors that might cause such a difference include, but are not limited to, economic and tax consequences and other factors. The economic and tax consequences to an investor will vary depending upon the actual operating results of the Company.

No representations or warranties of any kind are intended or should be inferred with respect to the economic return that may accrue to investors.

These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933, as amended, and the applicable state securities laws, pursuant to registration or exemption therefrom and per SEC Regulation CF.

In making an investment decision, investors must rely on their own examination of the person or entity offering the securities and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

This Form C Offering Statement constitutes an offer only if a name appears in the acknowledgment of receipt. Offers may be made only to persons deemed eligible for participation in the offering under the criteria set forth herein and relevant federal and state securities laws. The Company reserves the right, notwithstanding any such offer, to withdraw or modify this offering and to reject any subscriptions for shares, in whole or in part.

The obligations of the parties to the transactions contemplated herein are set forth in, and will be governed by, the documents attached as exhibits hereto. All statements and information contained in this Form C Offering Statement are qualified in their entirety by such documents. Each prospective investor is urged to carefully read the documents attached hereto, as they form an integral part of this Form C Offering Statement and are incorporated herein by reference. Prospective investors are further urged to inspect and obtain copies of other non-proprietary documents described herein, upon request, from the President of the Company.

Each prospective purchaser should consult his/her own professional advisors as to legal, tax, and related matters concerning this investment.

PART III: Forward-Looking Statements

This offering contains forward-looking statements, generally accompanied by words such as "intends," "projects," "strategies," "believes," "anticipates," "plans," and similar terms that convey uncertainty of future outcomes.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected herein. Factors that may cause such differences include, but are not limited to:

- Dependence on the current officers and directors of the Company.
- Competitiveness of the industry.
- Regulatory climate.
- Potential need for additional funding leading to dilution.
- No assurance that the Company's services will be competitive.
- General economic conditions.

Additional risks include the impact of terrorism, military actions, or related global events, which may adversely affect consumer confidence and economic conditions, thereby impacting the Company.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof and remain subject to the Company's ability to raise sufficient capital. The Company undertakes no obligation to publicly revise or update such statements.

PART IV: Subscription Agreement Disclosures

This investment involves a high degree of risk. It is suitable only for persons who can bear the economic risk for an indefinite period and who can afford to lose their entire investment. This investment is illiquid, and no public market exists or is expected to develop for these securities.

The securities offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities or blue sky laws. They are offered in reliance on exemptions from registration. Although an offering memorandum has been filed with the SEC, it does not contain the same information as a registration statement and is not reviewed by the SEC.

The securities have not been approved or disapproved by the SEC, any state securities commission, or other regulatory authority. Any representation to the contrary is unlawful.

Investors are subject to limitations on the amount they may invest under Section 4(d). The Company relies on the representations and warranties set forth by each subscriber in this Subscription Agreement and related information to confirm applicability of exemptions.

Prospective investors may not treat the contents of this Subscription Agreement, the Form C Offering Statement, or other materials on the Invown platform as investment, legal, or tax advice. Investors must rely on their own examination of the Company and the terms of this offering, including merits and risks. Each investor should consult legal, tax, and financial advisors before investing.

The offering materials may contain forward-looking statements regarding the Company, its strategy, and its industry. Such statements are based on assumptions and information currently available to management. Words such as "estimate," "project," "believe," "anticipate," "intend," and "expect" identify forward-looking statements. Actual results may differ materially due to risks and uncertainties. The Company has no obligation to revise or update such statements.

The information presented in the offering materials was prepared solely for prospective investors. No representations are made as to its accuracy or completeness, and it should not be relied upon as a guarantee of future performance.

The Company reserves the right to modify, amend, or withdraw all or part of the offering, accept or reject any prospective investment, or allot less than the desired amount of securities. Except as otherwise indicated, the offering materials speak as of their date. Neither delivery nor purchase of securities shall create any implication that no change has occurred since that date.